Exhibit 99.1

ANNUAL INFORMATION FORM

(for the year ended August 31, 2023)

November 29, 2023

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	iii
Glossary of Technical Terms	iv
Corporate Structure	1
Intercorporate Relationships	2
General Development of the Business Over the Last Three Years	2
Description of the Business	5
General	5
Risk Factors	7
Risks Relating to the Company	7
Risks Relating to the Market	14
Risks relating to the Securities of the Company	16
Mineral Projects	18
Buckreef Gold Mine Project	18
Introduction	18
Location, Property Description and Ownership	19
Geology and Mineralization	19
Exploration, Drilling, Sampling and QA/QC	20
Mineral Processing and Metallurgical Testing	20
Mineral Resource Estimation	20
Exploration Targets	21
Mineral Reserves	21
Interpretations and Conclusions	23
Recommendations	23
Dividends And Distributions	24
Description Of Capital Structure	24
Common Shares	24
Omnibus Plan	24
Options	24
Restricted Share Units	25
Deferred Share Units	25
Performance Share Units	25
Constraints on Ownership – Canada	26
Market For Securities	26
Prior Sales	27
Escrowed Securities And Securities Subject To Contractual Restriction On Transfer	27
Directors And Officers	27
Conflicts of Interest	29
Audit Committee	29
Reliance on Certain Exemptions	30
Audit Committee Oversite	31
Pre-Approval Policies and Procedures	31
External Auditor Service Fees	31
Promoters	31
Legal Proceedings And Regulatory Actions	31
Legal Proceedings	31
Regulatory Actions	31
Interest Of Management And Others In Material Transactions	32
Transfer Agents and Registrars	33
Material Contracts	33
Interests Of Experts	33
Additional Information	34
SCHEDULE “A”	35

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form (“Annual Report”) contains forward-looking statements. These forward-looking statements reflect our current view about future plans, intentions or expectations and include, in particular, statements about our plans, strategies and prospects and may be identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

Important factors that could cause actual results to differ materially from the forward-looking statements we make in this Annual Report set forth under the caption “Risk Factors”. We undertake no obligation to update any of the forward-looking statements after the date of this Annual Report to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law. You should read this Annual Report with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all our forward-looking statements by these cautionary statements.

In this Annual Report, “we,” “us,” “our,” “the Company,” and “TRX” refer to TRX Gold Corporation and its subsidiaries, unless the context otherwise requires. Unless otherwise stated, all dollar amounts in this Annual Report refer to U.S. dollars.

The disclosure contained in this Annual Report of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report entitled “The National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa For TRX Gold” with an effective date (the “Effective Date”) of May 15, 2020 (the “2020 Technical Report”). The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer, each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Technical Report which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca. The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource (“MRE”) and Mineral Reserve statements during the year ended August 31, 2023. The Company has engaged two globally recognized and respected mining consulting groups to undertake a comprehensive review of the MRE, and economic analysis which was previously conducted under the 2003 CIM code. This in turn follows significant infill and exploration drilling, plus other required technical work undertaken over the prior 18 months. This work is currently being undertaken to be compliant with the November 2019 CIM Code for the Valuation of Mineral Properties, which are different with respect to the 2003 guidelines. There can be no assurance that there will not be a change in the MRE and Mineral Reserve as disclosed in the 2020 Technical Report after such work has been updated (in accordance with the 2019 CIM code).

iii

Glossary of Technical Terms

Assay	To analyze the proportions of metals in an ore.

Au	The elemental letters for gold.

CIM	Canadian Institute of Mining, Metallurgy and Petroleum.

Diamond drilling	A form of core drilling which uses a rotary drill with a diamond drill bit attached in order to create precisely measured holes from which rock samples, ‘core’ are extracted.

Dyke	A tabular igneous intrusion that cuts across (discordant) the bedding orfoliation of the country rock.

Fault	A planar fracture or discontinuity in a volume of rock, across which there has been displacement of one rock mass against the other.

Feasibility study	A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Fracture	A general term for any surface within a mass across which there is no cohesion, e.g. a ‘crack’, fault or joint.

Grade	The relative quantity or percentage of ore-mineral content in an orebody.

Indicated Mineral Resource	Indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

Inferred Mineral Resource	Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

Kilometres or km	Metric measurement of distance equal to 1,000 metres (or 0.6214 miles).

Processing plant	A facility for processing ore to recover minerals.

Mineral Reserve	Mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of a Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

iv

Measured Mineral Resource	Measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

Mineralization	The ‘deposition’ of economically important metals in the formation of ore bodies or "lodes”.

NI 43-101	National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, as adopted by the Canadian Securities Administrators, as the same may be amended or replaced from time to time, and shall include any successor regulation or legislation.

Ore	A mineral or an aggregate of minerals from which a valuable constituent, especially a metal, can be profitably mined or extracted.

Porphyry	An igneous rock of any composition that contains conspicuous phenocrysts in a fine-grained ground mass.

Pre-feasibility Study (preliminary feasibility study)	A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.

Probable Mineral Reserve	Probable mineral reserve is the economically mineable part of an indicated and, in some cases, a measured mineral resource.

Proven Mineral Reserve	Proven mineral reserve is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

Qualified Person	An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

STAMICO	State Mining Corporation of Tanzania.

Ton	Imperial measurement of weight equivalent to 2,000 pounds (sometimes called a “short ton”).

Tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).

Veins	An epigenetic mineral filling of a fault or fracture in a host rock; a mineral deposit of this form and origin.

v

TRX GOLD CORPORATION

All information in this Annual Information Form (“Annual Report”) is as of August 31, 2023, unless otherwise indicated.

Corporate Structure

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” on July 5, 1990, under the Business Corporations Act (Alberta).

The Articles of 424547 Alberta Ltd. were amended on August 13, 1991, as follows:

•	the name of the Company was changed to “Tan Range Exploration Corporation”;
•	the restriction on the transfer of shares was removed; and
•	a new paragraph regarding the appointment of additional directors was added as follows:

“(b)	The Directors, may, between annual general meetings, appoint one or more additional directors of the Company to serve until the next annual general meeting, but the number of additional Directors shall not at any time exceed one-third (1/3) of the number of Directors who held office at the expiration of the last annual meeting of the corporation.”

The Company was registered in the Province of British Columbia as an extra-provincial company under the Company Act (British Columbia) on August 5, 1994.

The Articles of the Company were further amended on February 15, 1996, as follows:

•	the provisions of the Articles authorizing the issue of Class “B” Voting shares, Class “C” Non-Voting shares and Class “D” Preferred shares were deleted;
•	Class “A” voting shares were redesignated as common shares; and
•	a provision was added to allow meetings of shareholders to be held outside Alberta in either of the cities of Vancouver, British Columbia or Toronto, Ontario.

The Articles of the Company were further amended on February 28, 2006, to change the name of the Company to “Tanzanian Royalty Exploration Corporation”.

The Articles of the Company were further amended on February 29, 2008 as follows:

•	Pursuant to Section 173(1)(l) of the Business Corporations Act (Alberta), Item 5 of the Articles of the Company was amended by changing the maximum number of directors from 9 to 11.

The Articles of the Company were further amended on April 17, 2019, to change the name of the Company to “Tanzanian Gold Corporation”.

The Articles of the Company were further amended on May 24, 2022, to change the name of the Company to its present name of “TRX Gold Corporation”.

The Articles of the Company were further amended on February 23, 2023, to allow for meetings of shareholders to be held in any location or manner as determined by the board.

The Company is also registered in the Province of British Columbia as an extra-provincial company under the Business Corporations Act (British Columbia). The principal executive office of the Company is located at 277 Lakeshore Road East, Suite 403, Oakville, Ontario, L6J 1H9. The Company’s website address is www.trxgold.com.

Intercorporate Relationships

The Company has the following seven subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage &Type of Securities Owned or Controlled by Company
		Voting Securities Held	Non-Voting Securities
Itetemia Mining Company Limited	United Republic of Tanzania	90%(1) common shares	N/A
Lunguya Mining Company Ltd.	United Republic of Tanzania	60%(2) common shares	N/A
Tancan Mining Company Limited	United Republic of Tanzania	100% common shares	N/A
TRX Gold Tanzania Limited	United Republic of Tanzania	100% common shares	N/A
Buckreef Gold Company Limited (BGCL)	United Republic of Tanzania	55%(3) common shares	N/A
Northwest Basemetals Company Limited	United Republic of Tanzania	75%(4) common shares	N/A
BGCL/AGC Joint Venture (6)	United Republic of Tanzania	40%(5) common shares	N/A

(1)       The remaining 10% interest is held by STAMICO.

(2)       The remaining 40% interest is held by Northern Mining and Consultancy Company Ltd.

(3)       The remaining 45% interest is held by STAMICO.

(4)       The remaining interest is held 15% by STAMICO and 10% by Songshan Mining Company.

(5)       The remaining interest is held 60% by Allied Gold Corp. of United Arab Emirates.

(6)       Joint venture letter of intent signed and subject to final approval.

General Development of the Business Over the Last Three Years

2021 Developments

Appointed New Management Team

During the year the Company announced several new appointments to the management team. On December 1, 2020, appointed Mr. Stephen Mullowney, CPA, CA, CFA as Chief Executive Officer (CEO) of TRX Gold Corporation. On February 8, 2021, the Company appointed Andrew Cheatle, P.Geo., MBA, FGS, ARSM as Chief Operating Officer. On March 1, 2021, the Company appointed Michael P. Leonard, CPA, CA as Chief Financial Officer. On March 4, 2021, the Company, through Buckreef Gold, appointed Isaac Bisansaba and Gaston Mujwahuzi as Co-Acting General Managers for Buckreef. Subsequently, Gaston Mujwahuzi was appointed General Manager of Buckreef. On June 1, 2021, the Company appointed Khalaf Rashid as Senior Vice President, Tanzania and as Managing Director of the Company’s wholly owned subsidiary in Tanzania, TRX Gold Tanzania.

Closed Registered Direct Offering

On February 11, 2021, the Company completed the sale of 32,923,078 common shares together with warrants to purchase 16,461,539 common shares for $21.4 million in the aggregate. The common shares and warrants were issued at $0.65 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at $0.80 for a period of five years from the issue date. The Company also issued 1,152,307 broker warrants with the same terms as warrants issued.

Closed Sale of Common Shares and Warrants

On December 23, 2020, the Company completed the sale of 5,554,588 common shares together with warrants to purchase 2,777,268 common shares for $3.0 million in the aggregate. The common shares and warrants were issued at $0.54 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at $1.50 for a period of three years from the issue date.

2021 Other Developments

During the year the Company settled several legacy historical liabilities relating to past due fees, penalties and lawsuits. The Buckreef Gold camp was upgraded and renovated, employee contracts were revised, and the Company put in place employee medical plans. The Company also focused on local and government relationships by starting CSR work and beginning the land compensation process.  Planning and commencement of construction of Phase 1 (360 tpd) of the 1,000+ tpd processing plant also began in fiscal 2021. The test plant achieved 90% recovery rates on oxide material and the preliminary metallurgical study on the sulphides achieved over 90% recovery.  Exploration was ramped up on the Buckreef Gold property resulting in the discovery of the Buckreef West and Anfield zones.

2022 Developments

Completion of Buckreef Gold Mine 360 tonne per day Processing Plant Construction

Buckreef Gold successfully completed construction of Phase 1 of the 1,000+ tpd processing plant and operated at 360 tpd nameplate capacity beginning in Q2 2022. The expanded processing plant construction was completed in line with the scheduled completion date of September/October 2021 at a capital cost of $1.6 million, within guidance. Following commissioning of the 360 tpd processing plant, the Company poured 8,874 ounces in 2022, a record annual production output for the Company.

Completion of Buckreef Gold Mine 1,000+ tonne per day Processing Plant Construction

During September 2022, Buckreef Gold announced successful commissioning of the expanded 1,000+ tpd mill circuit, which was completed on time and on budget (capital cost of US$4.0 million). The processing plant ramped up throughput and reached nameplate capacity of 1,000+ tpd at the end of October 2022.

Prepaid Gold Purchase Agreement

On September 1 2022, the Company announced that its operating subsidiary, Buckreef Gold Company Limited, has entered into a pre-paid gold purchase agreement with a contract price totaling $5 million with OCIM Metals & Mining SA. The total contract price can be made available to Buckreef Gold in tranches with a $2.5 million upfront tranche and further tranches to be drawn over the next 18 months at Buckreef Gold’s option. Tranche 1 in this non-dilutive financing includes a 6-month grace period and a repayment period over the following 12 months as quarterly deliveries of a pre-determined quantity of gold.

Closed Registered Direct Offering

On January 26 2022, the Company closed a registered direct offering with a single institutional investor for the purchase and sale of 17,948,718 of the Company’s common shares at a purchase price of $0.39 per share. The Company also issued to the investor warrants to purchase up to an aggregate of 17,948,718 common shares. The warrants have an exercise price of $0.44, will be exercisable at any time and will expire five years after issuance.

Closed Equity Line of Credit Purchase Agreement

On January 13 2022, the Company closed a purchase agreement with Lincoln Park. Under the terms of the purchase agreement, TRX Gold, in its sole discretion, has the right from time to time over a 36-month period to sell up to $10 million of its shares to Lincoln Park, subject to certain conditions. TRX Gold controls the timing and amount of any sales to Lincoln Park, and Lincoln Park is obligated to make purchases in accordance with the purchase agreement. Any common shares that are sold to Lincoln Park will occur at a purchase price that is based on prevailing market prices at the time of each sale and with no upper limits to the price Lincoln Park may pay to purchase common shares.

Company Name Change

The Company announced a name change from “Tanzanian Gold Corporation” to “TRX Gold Corporation” which was approved by way of special resolution at the Company’s annual general and special meeting of shareholders held on February 25, 2022. The name change better reflects the great strides that the Company has made over the last 18 months as evidenced by the record operating and financial results achieved in 2022.

2022 Other Developments

The Company ramped up its exploration programs and drilled over 22,000 meters in 2022.  Buckreef Gold announced an extension of the Buckreef Main zone by an additional 300 meters in the northeast extension, and exploration also commenced south of the Buckreef Main zone and in the Anfield zone.  The Company received an extension the Buckreef Gold Special Mining License renewal date period by 5 years from 2027 to 2032.  The focus on employees and upgrading of talent across the organization continued in 2022, and the Company implemented a new finance system. The Company also completed the land compensation process that was commenced in 2021.

On September 23, 2022, the Tanzanian Government published Regulation 6(2) of the Mining (State Participation) Regulations 2022 providing that any person holding a mining license or special mining license shall, within ninety days of these Regulations, give notice to the Mining Commission to initiate negotiations for a joint venture arrangement to enable the Tanzanian Government to acquire a shareholding in the venture. The Company engaged Tanzanian legal counsel to assess the impacts of the Regulation on the Buckreef Gold operations. The Company believes it is already in compliance with the requirements of the Regulation through its Joint Venture Agreement for Re-Development of Buckreef Gold Mine dated October 25, 2011 with the State Mining Corporation (STAMICO). The Company prepared with Tanzanian legal counsel and sent a notice to the Mining Commission, to meet the ninety-day notice requirement, outlining our compliance with the Regulation.

2023 Developments

Declared Commercial Production on Buckreef Gold Mine 1,000+ tonne per day Processing Plant

During September 2022, Buckreef Gold announced successful commissioning of the expanded 1,000+ tpd mill circuit, which was completed on time and on budget (capital cost of US$4.0 million). The processing plant ramped up throughput and reached nameplate capacity of 1,000+ tpd at the end of October 2022 and commercial production was declared effective in November 2022. Following commissioning of the 1,000+ tpd processing plant, the Company poured 20,759 ounces in fiscal 2023, a record annual production output for the Company.

Commenced Expansion of Buckreef Gold Mine Processing Plant to 2,000 tonnes per day

During 2023, the Company used cash flow from operations to order an additional 1,000 tpd ball mill to advance the short-term objective of increasing Buckreef Gold’s current average annual throughput by 75-100% through the addition of this new mill. In October 2023, the ball mill arrived on site and earthworks have commenced. The expanded plant has a targeted completion date in the second half of fiscal 2024 and is expected to benefit production in Q4 2024 and beyond.

Achieved Suphide Gold Recovery of 88.7% from Existing Processing Plant

During the year, the Company successfully processed 6,500 tonnes of sulphide ore through Buckreef Gold’s existing milling facility, achieving an indicative gold recovery of 88.7%. This is a significant achievement as approximately 90% of Buckreef Gold’s 2 million+ ounce gold mineral resource is held in sulphide material, thus unlocking the significant economic potential of the project. This bulk sample test indicates that the Company can process sulphide ore through its existing processing plant, thus minimizing capex for future plant expansions.

Extended Gold Mineralization of the Buckreef Main Zone and Reported Positive drilling Results from the Anfield and Eastern Porphyry Zones

During the year, the Company drilled 11,171 meters of exploration, infill and sterilization drilling, excluding grade control drilling. Buckreef Gold announced positive near surface drilling results from the Anfield and Eastern Porphyry Zones which are in close proximity to the Buckreef Main Zone and present an opportunity to host future mineral resources outside of the Buckreef Main Zone. Buckreef Gold also announced an extension of the Buckreef Main Zone South by an additional 200 meters, increasing the strike length of the Buckreef Main Zone deposit, or known gold mineralization, to over 2.0 kilometers.

Closed At the Market Offering

On May 12, 2023, the Company announced that it entered into an At The Market Offering Agreement with H.C. Wainwright & Co., LLC as Lead Agent and Roth Capital Partners, LLC as Co-Agent, pursuant to which the Company, at its discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $10 million. To date, no shares have been sold under the At The Market Offering Agreement.

Announced the Appointment of Shubo Rakhit as Chairman of TRX Gold Board of Directors

Subsequent to year end, the Company announced the appointment of Shubo Rakhit as Chairman of the TRX Gold Board following the passing of its founder and Chairman James E. Sinclair, at the age of 82. Mr. Sinclair founded TRX Gold and had been Chairman and Director since 2000. Mr. Rakhit has had a prominent career as a highly respected strategist and sought after trusted advisor. His 30+ year career has included senior positions at several global and Canadian investment banks and advisory firms including CIBC, Bank of Nova Scotia, Bank of America Securities, KPMG Corporate Finance and Echelon Wealth Partners. Mr. Rakhit’s distinguished career includes leading over $90 billion of M&A transactions, and over $100 billion of global capital markets issuance, including many well-known transformational transactions and complex capital solutions, that have also encompassed mining companies. The strength of his relationships is characterized by authenticity and trust that will assist the Company in broadening its access to capital markets and its strategic direction at a time of rapid growth for the organization.

Description of the Business

General

The Company’s main area of interest has been in the exploration and development of gold properties, with a primary focus on exploring for and developing gold properties in the United Republic of Tanzania (“Tanzania”). Tanzania remains the focus of the Company’s exploration and development activities. The Company’s primary asset is its interest in the Buckreef Gold Project, a joint venture that is 55% owned by one of the Company’s subsidiaries (TRX Gold Tanzania Limited) and 45% is owned by the State Mining Corporation (“STAMICO”), a Governmental agency of Tanzania.

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource (“M&I Resource”) of 35.88 million tonnes (“MT”) at 1.77 grams per tonne (“g/t”) gold containing 2,036,280 ounces (“oz”) of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current mineral resource base and advancing the larger project development which represents 90% of current mineral resources. TRX Gold’s actions are guided by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020 and filed under the Company’s profile on SEDAR+ and with the SEC on June 23, 2020 (the “2020 Technical Report”) for more information.

The Company’s Buckreef Gold Project produced 20,759 ounces in fiscal 2023, in line with full year production guidance, and sold approximately 20,864 ounces of gold, both annual records for the Company. This compares to production of approximately 8,874 ounces of gold and sales of 8,598 ounces of gold in fiscal 2022. The increase in gold ounces produced and sold relative to the prior year comparative period was mainly due to an increase in plant throughput following commissioning of the expanded 1,000+ tpd processing plant in Q1 2023.

For fiscal 2023, the Company recognized revenue of $38.3 million, cost of sales of $20.1 million, generating gross profit of $18.2 million, gross profit margin of 47%, net income of $7.0 million, and Adjusted EBITDA[1] of $13.7 million, all annual financial records for the Company. For fiscal 2022, the Company recognized revenue of $15.1 million, cost of sales of $5.7 million, gross profit of $9.4 million, net loss of $2.3 million, and Adjusted EBITDA1 of $3.9 million. The increase in revenue, gross profit, net income and Adjusted EBITDA1 compared to the prior year comparative period is primarily related to higher gold production and ounces of gold sold following final commissioning of the 1,000+ tpd processing plant in November 2022.

1 Non-GAAP measures are more fully described in the Company's MD&A for the year ended August 31, 2023 under “Non-IFRS Performance Measures”, available on SEDAR+ at www.sedarplus.ca.

At Buckreef, the Company expects fiscal 2024 gold production to be in the range of 25 – 30 thousand ounces. This reflects an expansion of the 1,000+ tpd processing plant to 2,000 tpd, which is scheduled for completion in fiscal Q3 2024 reflecting one quarter of increased gold production from the expanded plant. In fiscal 2024, the Company expects cost of sales attributable to gold to be in the range of $20 million to $27 million and total cash costs are expected to be in the range of $800 to $900 per ounce. Total cash costs per ounce are expected to be slightly below fiscal 2023 levels, mainly due to the expected benefit from higher ounces produced and sold from the expanded 2,000 tpd processing plant in the second half of fiscal 2024. “Total cash costs” per ounce is a non-GAAP financial performance measure. 1

Specialized Skill and Knowledge

A majority of aspects of our business requires specialized skills and knowledge, certain of which are in high demand and in limited supply. Such skills and knowledge include the areas of permitting, engineering, geology, metallurgy, logistical planning, implementation of exploration programs, mine construction and development, mine operation, as well as legal compliance, finance and accounting. We have highly qualified management personnel and staff, an active recruitment program, and believe that persons having the necessary skills are generally available. We have found that we can locate and retain competent employees and consultants in such fields. We do not anticipate having significant difficulty in recruiting other personnel as needed. Training programs are in place for workers that are recruited locally.

Competitive Conditions

The gold exploration and mining business is a competitive business. We compete with numerous other companies and individuals in the search for and the acquisition of quality properties, mineral claims, permits, concessions and other mineral interests, as well as recruiting and retaining qualified employees.

Permits

Exploration and ore processing activities on the Company’s properties require permits from local authorities. The state owns title to all mineral resources in Tanzania. All permits conferring rights to explore and extract mineral resources are granted by the Minister of Energy and Minerals, (“MEM”) in terms of the Tanzania 2010 Mining Act. The Mining Act serves as the legal framework governing mining in Tanzania. Special Mining Licenses (SML) are granted for large scale mining operations and are valid for the estimated mine life determined in the Bankable Feasibility Study (BFS). Holders of special mining licenses may enter into a Mining Development Agreement (MDA) with the Government which is subject to review every five years and at the renewal of the mineral right.

The Company was granted an extension to the renewal date for the (renewable) Special Mining License at Buckreef Gold extending the SML renewal period for Buckreef Gold by an additional 5 years from 2027 to 2032. Under the Tanzania 2010 Mining Act, a SML confers on the holder the exclusive right to carry out mining operations and to prospect (within the SML) for minerals as specified in the license. The duration of the Special Mining License covers the estimate life of mine, with specified renewals over that period.

Business Cycles

The mining business is subject to mineral price and investment climate cycles. The marketability of minerals is also affected by worldwide economic and demand cycles. It is difficult to assess if the current commodity prices are long-term trends, and there is uncertainty as to the recovery, or otherwise, of the world economy. If global economic conditions weaken and commodity prices decline as a consequence, a continuing period of lower prices could significantly affect the economic potential of the Company’s projects. See “Risk Factors”.

Economic Dependence and Components

The Company's business is not dependent on any contract to sell a major part of its products or to purchase a major part of its requirements for goods, services or raw materials, or on any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends. It is not expected that the Company's business will be affected in the current financial year by the renegotiation, amendment or termination of contracts or subcontracts.

Employees

As at August 31, 2023, the Company had 130 full-time employees, inclusive of executives operating in Canada, and 120 employees and 259 long-term contractors working in the Republic of Tanzania.

Foreign Operations

Our principal operations and assets are located in the Tanzania, Africa. Our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, government regulations (or changes to such regulations) with respect to restrictions on production, export controls, income taxes, royalties, excise and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, local ownership requirements and land claims of local people, regional and national instability and security, mine safety, and sanctions. The effect of these factors cannot be accurately predicted. See “Risk Factors”.

Bankruptcy and Similar Procedures

There are no bankruptcy, receivership or similar proceedings against the Company, nor is the Company aware of any such pending or threatened proceedings. There have not been any voluntary bankruptcy, receivership or similar proceedings by the Company within the three most recently completed financial years or proposed for the current financial year.

Social and Environmental Policies

The Company respects its employees, the environment and the communities in which we operate. The Company acknowledges that its activities can impact the environment, thus it is our intention to act responsibly by demonstrating stewardship to the environment. The Company believes that environmental stewardship is both a matter of "doing the right thing" and a sound business practice that will create value for our shareholders.

TRX commits to the following principles to ensure environmental stewardship:

•	comply with applicable legal requirements;
•	work to reduce or avoid potential environmental impacts through effective management, the wise use of resources, pollution prevention and other appropriate mitigative measures, including;
o	reducing the Company’s carbon footprint by maximising grid power using hydroelectric and natural gas, minimizing diesel usage;
o	recycling all water used in operations with no water discharge from operations; and
•	ensure that employees and contractors are aware of environmental policies, understand the policies, are aware of their roles and responsibilities, and have the appropriate training to do their work, including;
o	all sites and suppliers certified by the International Cyanide Management Code.

The Company is committed to exploring for, building, operating and closing mines in an environmental, socially and financially responsible manner.

Risk Factors

Risks Relating to the Company

The Company’s exploration and development activities are highly speculative and involve substantial risks.

Except for the Buckreef Gold Project which has high exploration potential, all of the other Company’s exploration prospects on the Company’s SML are in the exploration stage and no mineral reserves have been established. The Company’s exploration work may not result in the discovery of mineable deposits of ore in a commercially economical manner. There may be limited availability of water, which is essential to milling operations, and interruptions may be caused by adverse weather conditions. The Company’s future operations, if any, are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls.

The Company has uninsurable risks.

The Company’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of the Company’s mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive regulatory approvals to transport their products, or costs, monetary losses and potential legal liability and adverse governmental action. The Company may be subject to liability or sustain loss for certain risks and hazards against which they do not or cannot insure or which it may reasonably elect not to insure. This lack of insurance coverage could result in material economic harm to the Company.

The Company depends on key personnel.

The senior officers of the Company will be critical to its success as will recruiting qualified personnel as the Company grows. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition, worldwide, for such persons is intense. As the Company’s business activity grows, it will require additional key financial, administrative, regulatory, and mining personnel as well as additional operations staff. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of the Company.

Certain Company directors or officers may have a conflict of interest.

Directors and officers of the Company are or may become directors or officers of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The Company and its directors and officers will attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases the Company may establish a special committee of independent directors to review a matter in which one or more directors, or officers, may have a conflict. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.

The Company has a limited property portfolio.

Currently, the Company holds an interest in the Buckreef Gold Project, the Company’s principal property. As a result, unless the Company develops its other properties or acquires additional property interests, any adverse developments affecting the Buckreef Gold Project could have a material adverse effect upon the Company and would materially and adversely affect the potential future mineral resource production, profitability, financial performance and results of operations of the Company.

The Company is subject to growth-related risks.

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls, as well as on its employee base. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Foreign corrupt practices legislation.

The Company is subject to the Foreign Corrupt Practices Act (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”), the U. S. Foreign Corrupt Practices Act of 1977, as amended, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. It is the Company’s policy to implement safeguards to discourage these practices by its employees; however, its existing safeguards and any future improvements may prove to be less than effective, and the Company’s employees, consultants, sales agents or distributors may engage in conduct for which the Company might be held responsible. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect the Company’s business, results of operations or financial condition. In addition, actual or alleged violations could damage the Company’s reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and could consume significant time and attention of management.

Security breaches and other disruptions could compromise the Company’s information and expose it to liability, which would cause its business and reputation to suffer.

In the ordinary course of the Company’s business, it collects and stores sensitive data, including intellectual property, its proprietary business information and that of its business partners, and personally identifiable information of its employees in its data centers and on its networks. The secure processing, maintenance and transmission of this information is critical to the Company’s operations and business strategy. Despite its security measures, the information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the Company’s networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, potential liability under laws that protect the privacy of personal information, and potential regulatory penalties, disrupt the Company’s operations and damage its reputation, and cause a loss of confidence in the Company, which could adversely affect its business and competitive position.

The Company may be characterized as a passive foreign investment company.

The Company may be characterized as a passive foreign investment company (“PFIC”). If the Company is determined to be a PFIC, its U.S. shareholders may suffer adverse tax consequences. Under the PFIC rules, for any taxable year that the Company’s passive income or its assets that produce passive income exceed specified levels, the Company will be characterized as a PFIC for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for the Company’s U.S. shareholders, which may include having certain distributions on its common shares and gains realized on the sale of its common shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of the Company’s common shares and certain distributions.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of the Company’s common shares, but these elections may be detrimental to the shareholder under certain circumstances. The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of the Company’s classification as a PFIC. See “Certain United States Federal Income Tax Considerations.”

The exploration for and development of mineral deposits involves significant risks.

Mineral exploration is highly speculative in nature. There is no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves. There is no certainty that the exploration expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or development of mineral reserves. Mining operations generally involve a high degree of risk. The Company’s operations are subject to the hazards and risks normally encountered in mineral exploration and development, including environmental hazards, explosions, and unusual or unexpected geological formations or pressures. Such risks could result in damage to, or destruction of, mineral properties, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Mining exploration, development and operating activities are inherently hazardous. The Company’s exploration activities may be interrupted by mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding. In addition, exploration activities may be reduced if unfavorable weather conditions, ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, dilution increases or electrical power is interrupted. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company’s failure to achieve current or future exploration and production estimates.

The Company cannot accurately predict whether commercial quantities of ores as estimated or projected in the pre-feasibility study will continue to be established as commercial production continues.

Whether an ore body will be commercially viable depends on a number of factors beyond the control of the Company, including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to permitting, prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Company cannot accurately predict the exact effect of these factors, but the combination of these factors may result in a mineral deposit being unprofitable. Although the mineral resource estimates included herein have been prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and there is a risk that a particular level of recovery of gold or other minerals from mineral resource will not in fact be realized or that an identified mineralized deposit, if any, will never qualify as a commercially mineable or viable reserve.

Pandemic or other health crisis may adversely affect or restrict the Company’s business and exploration activities.

The Company faces risks related to health epidemic and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business, financial operations and results of operations. A health crisis can impact the Company’s business, including its operations and the market for its securities. Future developments surrounding a potential health crisis, such as COVID-19, Ebola, malaria, HIV/AIDS and tuberculosis, are highly uncertain and cannot be predicted at this time. Such future developments include the duration, severity and scope of an outbreak, including a new pandemic or other health crises, and the actions taken to contain or treat an outbreak. In particular, the continued effects of COVID-19 globally could materially and adversely impact the Company’s business including without limitation, increased insurance premiums, limitations on travel, supply chain interruption, inflation, and other factors that will depend on future developments beyond the Company’s control. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. The Company will continue to monitor and stay informed of the global and local reactions to various health crisis, including COVID-19, and is taking action wherever and whenever possible to mitigate the impact of any health crisis on the staff and operations of the Company. At this time, the effect of COVID-19 has not materially affected the Company’s operations; however, no assurance can be given that COVID-19 or other health crisis will not materially affect the Company’s operations in the future.

The Company may not be able to continue to establish the presence of minerals on a commercially viable basis.

The Company’s ability to generate revenues and profits, if any, is expected to occur through exploration and development of its existing properties as well as through acquisitions of interests in new properties. The Company may need to incur substantial expenditures in an attempt to continue to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors beyond the Company’s control, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals, and the market price of the minerals at the time of sale. In addition, there is a degree of uncertainty attributable to the calculation and estimates of Mineral Resources and the corresponding metal grades to be mined and recovered. Until Mineral Resources are mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of Mineral Resources, grades and recoveries may affect the economic viability of the Company’s property. Therefore, the Company’s existing or future exploration programs or acquisitions may not result in the identification of deposits that can be mined profitably.

The Company depends on consultants, geologists and engineers for its exploration programs.

The Company has relied upon consultants, geologists, engineers and others and intends to rely on these parties for exploration and development expertise. Substantial expenditures are required to construct mines, to establish mineral resources and reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from mineral reserves and, in the case of new properties, to develop the exploration and plant infrastructure at any site. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.

Development of the Company’s projects is based on estimates and the Company cannot guarantee that its projects, if any, will be placed into commercial production or continue with commercial production.

Potential production and revenues generated from any of the Company’s properties are estimates only. Estimates are based on, among other things, mining experience, resource estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. The Company’s actual production from the Buckreef Gold Project may be lower than its production estimates. Each of these factors also applies to future development properties not yet in production at the Company’s other projects. In the case of mines that the Company may develop in the future, it does not have the benefit of actual experience in its estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to unexpected construction and start-up problems and delays.

The Company’s exploration activities are subject to various Environmental, Health and Safety Laws and Regulations.

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations.

Exploration and mining operations involve risks of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. Significant risk of environmental contamination from present and past exploration or mining activities still exists for mining companies. The Buckreef Gold Project, except for the main pit, has been the site of artisanal mining. The Company may be liable for environmental contamination and natural resource damages relating to properties that they currently own or operate or at which environmental contamination occurred while or before they owned or operated the properties. No assurance can be given that potential liabilities for such contamination or damages caused by past artisanal mining activities at the Buckreef Gold Project do not exist or that the Company will not be alleged to be responsible for historical liabilities at the Buckreef Gold Project.

In addition, environmental regulators are increasingly requiring financial assurances to ensure that the cost of decommissioning and reclaiming sites is borne by the parties involved, and not by government. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators.

The Company’s exploration activities are subject to community relations and license to operate.

The Company’s relationship with the local communities, local authorities, and artisanal miners where it operates is critical to ensure the future success of its existing activities and the potential development and operation of its projects. Failure by the Company to maintain good relations with local stakeholders can result in adverse claims and difficulties for the Company. There is also an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Non-Governmental Organizations (“NGOs”) and civil society groups, some of which oppose resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances and the handling, transportation, and storage of various waste, including hazardous waste. Adverse publicity generated by such NGOs and civil society groups or others related to the extractive industries generally, or the Company’s operations specifically, could have a material adverse impact on the Company and its reputation. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, which could have a material adverse impact on the Company’s business, results of operations and financial condition.

The Company’s exploration activities are subject to various Licenses and Permits, other Laws and Regulations.

The Company’s exploration and development activities require permits and approvals from various government authorities, and are subject to extensive federal, regional and local laws and regulations governing prospecting, exploration, development, production, transportation, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more time-consuming and costly. In addition, the Company may be required to compensate those suffering loss or damage by reason of its activities. The Company will be required to obtain additional licenses and permits from various governmental authorities to continue and expand its exploration and development activities. There can be no guarantee that the Company will be able to maintain or obtain all necessary licenses, permits and approvals that may be required to explore and develop its properties. While the Company does not believe that the changes proposed to Regulation 6(2) of the Mining (State Participation) Regulations 2022 in September, 2022 will have a material effect on the Company’s interest in the Buckreef Gold Project, the full implications of this change and any further changes in laws, policies and regulatory framework could negatively impact the Company and its assets.

The Company’s exploration activities are subject to various commitments.

The Company’s mining properties may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests. Additionally, any contractual disagreements may be subject to extensive legal, administrative or arbitral proceedings, which may affect the Company’s rights and may involve significant time and costs to conclude.

The Company may not have clear title to its properties.

The Company has investigated its rights to exploit the Buckreef Gold Project, and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including local communities.

Some of the Company’s mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the Company mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. The Company has not determined which, if any, of the Company mineral claims is junior to a mineral claim held by a third party.

Although the Company is unaware of any existing title uncertainties with respect to Buckreef Gold Project, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Revenues

Although the Company has begun production at the Buckreef Gold Project, there can be no assurance that the Buckreef Gold Project will be profitable from its operations, and even though it may be profitable from operations, that such operating profits will be sufficient to pay for the Company’s current and planned operating expenses and capital expenditures. The Company’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with the exploration, development and expansion of its properties are advanced. The development of the Company’s properties may continue to require the commitment of substantial resources. There can be no assurance that the Company will be able to fund its continuing operations on an ongoing basis. There can be no assurance that TRX will achieve long-term profitability.

The Company may require additional capital.

The Company will continue to incur development and exploration costs for its plan of operations including in-fill drilling, exploration and technical work for development of the sulphide mineralized material at its Buckreef Gold Project, and therefore the Company may require additional capital. Although the Company had cash of approximately 7.6 million at August 31, 2023, such amount may be insufficient for the Company’s development and exploration plans and operating expenses. Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to generate profits or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means. Further the raising of additional capital by the Company may dilute existing shareholders. No assurance can be given that the Company will be able to raise capital in the future.

As of August 31, 2023, the Company’s internal controls and procedures over financial reporting were ineffective, and if the Company continues to fail to improve such controls and procedures, investors could lose confidence in the Company’s financial and other reports, the price of its shares of common stock may decline, and it may be subject to increased risks and liabilities.

As a public company, the Company is subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that the Company file annual reports with respect to its business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that the Company include a report of its management on the Company’s internal control over financial reporting. The Company is also required to include certifications of its management regarding the effectiveness of its disclosure controls and procedures. For the year ended August 31, 2023, the Company concluded that ICFR was not effective for the year ended August 31, 2023 due to the following material weaknesses: (i) the Company had not implemented and tested all of the Company’s key controls, including information technology general controls, ICFR and disclosure controls and procedures as per the criteria established in the COSO 2013 Framework.

Remediation of Material Weaknesses:

The control deficiencies described immediately above were concluded on by management during the year ended August 31, 2023. The Company has prioritized the remediation of the material weaknesses and is working under the oversight of the Audit Committee to resolve the issue.

During the year ended August 31, 2023, the Company continued to strengthen its internal controls and is committed to ensuring that such controls are designed and operating effectively. The Company is implementing process and control improvements and management made the following changes during the year to improve the internal control framework, including the following:

•	Engaged a third-party service provider to design and implement an enhanced internal control environment framework. During the year, the Company continued to develop a set of key risk control matrices by business cycle and by entity, including key controls, business processes and policies to enhance the maturity level of the Company’s internal control environment. The Company also continued to develop narratives and process maps for each key business cycle as conducted through walkthroughs with management, staff and its third-party information technology services provider within all key business cycles. Management has been implementing the newly designed internal control framework, conducting testing to ensure implemented controls are operating as intended, and is remediating any identified control gaps.
•	The Company implemented a new enterprise resource planning (“ERP”) system during the year ended August 31, 2023 across the entire group to help automate certain reconciliations and manual processes and to increase the efficiency and accuracy of the financial statement preparation and review process. The ERP also reduced the risk of manual spreadsheet errors and formalize procedures around validation of completeness and accuracy of spreadsheets related to account reconciliations. The Company will continue to expand on the use of the software tool to help manage month-end and quarter-end activities.
•	Continued to build an experienced finance team at Buckreef Gold Company Limited, the Company’s operating subsidiary, with several internal personnel changes, including a new site Finance Superintendent and additional headcount to enhance review and approval of invoices, journal entries and reconciliations, improve segregation of duties and to optimize the Company’s financial reporting close process.
•	Continued focus related to preparation of formal accounting memorandums and accounting models to support conclusions on technical accounting matters, and the development and use of checklists and research tools to assist in compliance with IFRS with regard to complex accounting issues.

During the year ended August 31, 2023, the Company worked with a third-party service provider to design and document a new and improved system of internal controls and is currently in the process of implementing and testing the operating effectiveness of these newly designed key controls with the goal of remediating the material weakness identified. However, as at August 31, 2023, the Company has been unable to complete this implementation by the required reporting date due to limited time and resources. Proposed changes to address the material weaknesses will take time to implement due to, amongst other things, a limited number of staff at the Company.

It is the Company’s intention to remediate the material weakness and has engaged a third-party service provider to assist in the review, evaluation and testing of the Company’s controls and procedures in a timely manner over the course of F2024.

The Company’s exploration activities are potentially subject to general risks associated with artisanal scale mining

Artisanal scale mining (ASM) does not impact the current mineral reserves or mining of the Buckreef Main Zone, nor exploration activities within the compensated land areas. Artisanal scale miners are, however, active on the far extremities of, and adjacent to the Buckreef Gold Special Mining License. The Company is aware that artisanal scale mining has occurred and continues to occur in a limited capacity at the Bingwa and Tembo deposits. The extent of this ASM is observed to be limited to narrow vein mining and is currently believed to not materially affect the total contained gold in the historical mineral resource estimates. At the Eastern Porphyry deposit, only minor and now inactive ASM has occurred. In general, artisanal scale miners may be associated with a number of negative impacts which could present risk to humans and property, including environmental degradation, human rights abuse, personal injury or death, security concerns, destruction of property and funding of conflict. The presence of artisanal scale miners can, on rare occasions, also lead to disputes and delays related to project development or operation of commercial gold deposits, and potentially lost gold production as a result of delays or theft. The Company does not purchase any gold from artisanal scale miners.

Risks Relating to the Market

The Company’s competition is intense in all phases of the Company’s business.

The mining industry is competitive in all of its phases. We face strong competition from many mining companies that have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties or skilled resources on terms it considers acceptable or at all. Consequently, our business and financial condition could be materially adversely affected.

In addition, we may encounter competition from other mining companies in our efforts to hire and retain experienced mining professionals. Competition for services and equipment could cause future development and costs to operate the 1,000+ tpd processing plant to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increase potential scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase future project development, operation, exploration or construction costs, result in project delays or both.

The Company is subject to the volatility of metal and mineral prices.

Precious metal prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in precious metal prices. Such external economic factors are in turn influenced by changes in international investment patterns, national fiscal policies, monetary systems and political developments. The price of gold has fluctuated widely in recent years. Future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company’s business, financial condition and results of operations. Moreover, the ability of the Company to fund its activities and the valuation of investor companies will depend significantly upon the market price of precious metals.

The Company is subject to foreign currency risks which may increase our costs and affect our results of operation.

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA and Tanzania and holds cash mainly in Canadian, Tanzanian and United States currencies. A significant change in the currency exchange rates between the US dollar relative to Canadian dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position or cash flows. As at August 31, 2023, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in US and Tanzanian currencies, movements in the foreign exchange rates may not have a material impact on the consolidated statements of comprehensive income (loss).

The Company’s business activities are conducted in Tanzania.

The Company’s principal exploration and mine development properties are currently located in Tanzania, Africa, under which the Company, through its Buckreef Gold Company Limited joint venture has obtained a license to explore, develop and operate the Buckreef Gold Property. Although the Company believes that the Tanzania government is a stable, multi-party democracy, there is no guarantee that this will continue. Tanzania is surrounded by less stable countries enduring political and civil unrest, and in some cases, civil war. There is no guarantee that the surrounding unrest will not affect the Tanzanian government and people, and therefore, the Company’s mineral exploration activities. Any such effect is beyond the control of the Company and may materially adversely affect its business.

Further, the operator of the Buckreef Gold Project is Buckreef Gold Corporation Limited, a joint venture that is 55% owned by one of the Company’s subsidiaries (TRX Gold Tanzania Limited), and 45% owned by STAMICO, a Governmental agency of Tanzania. Therefore, the Government of Tanzania has a substantial input into, and influence over, the Company’s operations at the Buckreef Gold Project.

Additionally, the Company may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment in Tanzania. The Government of Tanzania may institute regulatory policies that adversely affect the exploration and mine development (if any) of the Company’s properties. Any changes in regulations or shifts in political conditions in this country are beyond the control of the Company and may materially adversely affect its business. Investors should assess the political and regulatory risks related to the Company’s foreign country investments. The Company’s operations in Tanzania are also subject to various levels of economic, social and other risks and uncertainties that are different from those encountered in North America. The Company’s operations may be affected in varying degrees by Government regulations with respect to restrictions on production, price controls, export controls, restrictions on foreign exchange and repatriation, income taxes, expropriation of property, environmental legislation and mine safety. Other risks and uncertainties include extreme fluctuations in currency exchange rates, high rates of inflation, labor unrest, risks of war or civil unrest, government and civil unrest, regional expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, corruption, hostage taking, civil war and changing political conditions and currency controls. Infectious diseases (including COVID-19, Ebola virus, malaria, HIV/AIDS and tuberculosis) are also major health care issues where the Company operates.

Mineral exploration in Tanzania is affected by local climatic and economic conditions.

The Company’s properties in Tanzania have year-round access, although seasonal winter rains from December to March may result in flooding in low lying areas, which are dominated by mbuga, a black organic rich laustrine flood soil. Further, most lowland areas are under active cultivation for corn, rice, beans and mixed crops by subsistence farmers. As a result, the area has been deforested by local agricultural practices for many years. The seasonal rains and deforested areas can create a muddy bog in some areas, which can make access more difficult, and could impede or even prevent the transport of heavy equipment to the Company’s mineral properties at certain times of the year between December and March.

The Company’s operations are subject to issues relating to security and human rights.

Civil disturbances and criminal activities such as trespass, illegal mining, theft and vandalism may cause disruptions at the Company’s operations in Tanzania which may result in the suspension of operations. There is no guarantee that such incidents will not occur in the future. Such incidents may halt or delay exploration, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties. The manner in which the Company’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, reputational harm to the Company and its partners or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties. It is not possible to determine with certainty the future costs that the Company may incur in dealing with the issues described above at its operations.

Risks relating to the Securities of the Company

Offers or availability for sale of a substantial number of common shares may cause the price of our common shares to decline.

On May 12, 2023, the Company announced that it entered into an At The Market Offering Agreement with H.C. Wainwright & Co., LLC as Lead Agent and Roth Capital Partners, LLC as Co-Agent, pursuant to which the Company, at its discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $10 million. To date, no shares have been sold under the At The Market Offering Agreement.

On January 26, 2022, the Company closed a registered direct offering with a single institutional investor for the purchase and sale of 17,948,718 of the Company’s common shares at a purchase price of $0.39 per share. The Company also issued to the investor warrants to purchase up to an aggregate of 17,948,718 common shares. The warrants have an exercise price of $0.44, will be exercisable at any time and will expire five years after issuance.

On January 13, 2022, the Company closed a purchase agreement with Lincoln Park. Under the terms of the purchase agreement, TRX Gold, in its sole discretion, has the right from time to time over a 36-month period to sell up to $10 million of its shares to Lincoln Park, subject to certain conditions. TRX Gold controls the timing and amount of any sales to Lincoln Park, and Lincoln Park is obligated to make purchases in accordance with the purchase agreement. Any common shares that are sold to Lincoln Park will occur at a purchase price that is based on prevailing market prices at the time of each sale and with no upper limits to the price Lincoln Park may pay to purchase common shares.

On February 11, 2021, the Company completed the sale of 32,923,078 common shares together with warrants to purchase 16,461,539 common shares for $21.4 million. The common shares and warrants were issued at $0.65 for each common share and a purchase warrant with the right of each whole warrant to purchase one common share at $0.80 for a period of five years from the issue date. The Company also issued 1,152,307 broker warrants with the same terms as the warrants issued.

On December 23, 2020, the Company completed the sale of 5,554,588 common shares together with warrants to purchase 2,777,268 common shares for $3.0 million in the aggregate. The common shares and warrants were issued at $0.54 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at $1.50 for a period of three years from the issue date.

As a result of the above issuances, we could have sales of a significant number of our common shares in the public market which could reduce the market price of our common shares and make it more difficult for us to raise funds through future offerings of common shares.

As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to U.S. shareholders.

The Company is a foreign private issuer under applicable U.S. federal securities laws. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit rules of Section 16 of the Exchange Act. Therefore, shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell common shares, as the reporting dates under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the Exchange Act.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

In order to maintain the Company’s current status as a foreign private issuer, a majority of its common shares must be either directly or indirectly owned by non-residents of the United States, unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its common shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon certain exemptions from NYSE American corporate governance requirements that are available to foreign private issuers.

The Company is subject to regulatory obligations as a public company.

The Company is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of non-compliance, which could adversely affect the Company’s share price. The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the U.S. Securities and Exchange Commission, the Canadian Securities Administrators, applicable stock exchange(s), including the NYSE American and Toronto Stock Exchanges, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Canadian government proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments. The Company’s efforts to comply with increasing regulatory burden could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

U.S. investors may not be able to obtain enforcement of civil liabilities against the Company.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the Business Corporations Act (Alberta), that some of the Company’s officers and directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of the Company’s assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of the Company’s directors and officers or enforce judgments obtained in the United States courts against the Company, certain of its directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

Common share prices will likely be highly volatile, and your investment could decline in value or be lost entirely.

The market price of the common shares is likely to be highly volatile and may fluctuate significantly in response to various factors and events, many of which the Company cannot control. The stock market in general, and the market for mining company stocks in particular, has historically experienced significant price and volume fluctuations. Volatility in the market price for a particular issuer’s securities has often been unrelated or disproportionate to the operating performance of that issuer. Market and industry factors may depress the market price of the Company’s securities, regardless of operating performance. Volatility in the price for the Company’s securities also increases the risk of securities class action litigation.

The Company’s common shares must meet the requirements of the NYSE American.

The NYSE American rules provides that the NYSE American may, in its discretion, at any time, and without notice, suspend dealings in or remove any security from listing or unlisted trading privileges, if, among other things, where the financial condition and/or operating results of the issuer appear to be unsatisfactory or it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make further dealings on the NYSE American inadvisable. Although the Company has received no indication or notification that its common shares may be delisted, in light of the current per common share price and the Company’s financial losses, there is no assurance that the Company’s common shares will continue to be listed on the NYSE American.

The Company’s common shares must meet the requirements of the TSX.

The TSX rules provides that the TSX may, in its discretion, at any time, and without notice, suspend dealings in or remove any security from listing or unlisted trading privileges, if, among other things, where the financial condition and/or operating results of the issuer appear to be unsatisfactory or it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make further dealings on the TSX inadvisable. Although the Company has received no indication or notification that its common shares may be delisted, in light of the current per common share price and the Company’s financial losses, there is no assurance that the Company’s common shares will continue to be listed on the TSX.

Mineral Projects

Buckreef Gold Mine Project

The current technical report for the Buckreef Gold Project (“Buckreef”) is the “NI 43-101 Technical Report: Updated Mineral Resource Estimate for the Buckreef Gold Project, Tanzania, East Africa” prepared by Virimai Projects (“Virimai”), effective date May 15, 2020 (referred to as the “Updated Mineral Resource Estimate for the Buckreef Gold Mine Project”).

The Updated Mineral Resource Estimate for the Buckreef Gold Mine Project contains more detailed information and qualifications than as set out below and readers are encouraged to review the Updated Mineral Resource Estimate for the Buckreef Gold Mine Project in its entirety. The following summary is subject to all of the assumptions, information and qualifications set forth in the Updated Mineral Resource Estimate for the Buckreef Gold Mine Project and the detailed disclosure contained in the Updated Mineral Resource Estimate for the Buckreef Gold Mine Project is hereby incorporated by reference. The Updated Mineral Resource Estimate for the Buckreef Gold Mine Project is available for review under the Company's System for Electronic Document Analysis and Retrieval (“SEDAR+”) profile at www.sedarplus.ca.

The Mineral Resource Estimate for the Buckreef Gold Mine Project was filed as an exhibit to Form 6-K on June 23, 2020, as amended on July 20, 2021, and on SEDAR+ on June 23, 2020. The mineral resource estimates contained in the Updated Mineral Resource Estimate for the Buckreef Gold Mine Project have an effective date of May 15, 2020 and have not been updated since that time.

Wenceslaus Kutekwatekwa and Dr. Frank K Crundwell are the Qualified Persons who prepared the report. Neither Messrs Kutekwatekwa nor Crundwell, nor their company, Virimai, was an affiliate of or had an interest in the Company or had an interest in the Buckreef Gold Mine Project at the time of the report.

Within the excerpted information below, the Buckreef Gold Mine Project is also referred to as the "Property" or “Project”. Further, any references cited within this excerpted information (including tables and figures which are not reproduced and renumbered herein) are provided in the Mineral Resource Estimate for the Buckreef Gold Mine Project and all other defined terms that are not otherwise defined herein will have the definitions ascribed to them in the Mineral Resource Estimate for the Buckreef Gold Mine Project.

Introduction

This report has been prepared by Virimai Projects (“Virimai”) for Tanzanian Gold Corporation (TRX) for the Update of the Mineral Resources Estimates of the Buckreef Gold Mine Project. The Mineral Resources Estimate of the Buckreef discussed in this “Independent Technical Report” has been prepared by Virimai Projects of Harare Zimbabwe at the request of TRX.

A press release confirming the definition of an update of the Mineral Resource Estimates for the Buckreef Gold Project was published on 17th March 2020 by TRX and that triggered this Independent Technical Report (ITR) to provide the details of the estimation methodology and results.

The contents of this report is based on exploration and drilling data collected by TRX and the results of estimation performed by Virimai Projects utilizing exploration and analytical data as of 28 February 2020. This Technical report was prepared in accordance with the guidelines set out in the National Instrument 43 -101 Standards of Disclosure for Mineral Projects (NI43 -101). The main intent of this study is to provide an update on the mineral resources of the Buckreef Gold Project based on Buckreef’s most recent data on the exploration of the Buckreef prospect. The Update Mineral Resource Estimates detailed in this report is based on drilling data collected by TRX during the period January 2019 to February 2020 period.

Location, Property Description and Ownership

The Buckreef Gold Project is a description of four gold prospects which are namely Buckreef, Eastern Porphyry Tembo and Bingwa located in the Mnekezi Village in Geita District in north-central Tanzania. The project area is located 40km southwest of the town of Geita, which in turn is approximately 110km south-west of the second largest city Mwanza.

The Buckreef Gold Project is a gold exploration project comprises, a single Special Mining License covering an area of 16.04km2 and 12 Prospecting Licenses covering 98.19km2. The current Mineral Resources and Mineral Reserves for the Buckreef Gold project are declared over Special Mining License block SML04/1992. In Q3 2022, the Buckreef gold special mining license (SML04/92) which covers an area of 16.04km2, was successfully renewed for a further 5 years to 16th June 2032. The Company anticipates the life of mine will extend significantly beyond 2032, and therefore the Company will apply to renew the SML prior to the renewal date, in accordance with the requirements under the Tanzanian Mining Act. The licenses are operated by Buckreef Gold Company Limited, a joint venture that is 55% owned by one of the Company’s subsidiaries (TRX Gold Tanzania Limited, a subsidiary company of TRX Gold Corporation) and 45% is owned by the STAMICO, a Governmental agency of Tanzania.

LOCATION OF TRE LICENCES ON LAKE VICTORIA GREENSTONE BELT

Kamanga
Mwanza
Sengerema
Usagara
Busisi
Buzerayombo
GEITA
Misasi
Bwanga
Katoro
BUCKREEF PROJECT
ITETEMIA
PROJECT
LUHALA
PROJECT
KIGOSI
PROJECT
Kahama

Figure 1.2.1. Location Map

Geology and Mineralization

The Buckreef Project is situated within the Lake Victoria Greenstone (“LVG”) belt of northern Tanzania which consists of several east-west trending, linear, Archaean greenstone belts. The LVG is the third largest gold producing region of Africa, surpassed only by the Witwatersrand Basin in South Africa and the Tarkwa region of Ghana. The Buckreef Project is in the regionally east-west trending Rwamagaza greenstone belt and this belt is considered a segment of the larger Sukumaland greenstone belt and is one of the larger greenstone belts in northern Tanzania.

Buckreef Gold Company Limited has defined four mineral deposits on the Buckreef Property. As estimated in this technical report, from largest to smallest based on ounces of gold, these include the Buckreef mineralized corridor, Bingwa, Eastern Porphyry and Tembo Deposits. The Buckreef Prospect is a shear zone hosted gold deposit within a sequence of mafic basalts and dolerites, near basement granite. The host rocks at the Buckreef deposit comprise primarily pillowed, amygdaloidal and massive mafic meta-volcanic rocks which have been intruded by medium to coarse grained dolerite sills and dykes. The gold mineralization at Buckreef Prospect is non-refractory in both fresh and oxide material. Gold mineralization at Bingwa is associated with quartz veining in strongly foliated and altered greenstone in a shear zone adjacent to the granitoid contact. The shear zone strikes northeast and dips steeply to the northwest. The Eastern Porphyry mineralization is associated with silicified and weakly pyritised shears, quartz veins and veinlets, and within quartz-feldspar porphyry. The Tembo deposit locates approximately 3km southwest of Buckreef Mine, adjacent to the main Rwamagaza Shear Zone. The mineralized zones at Tembo are confined to the east – west trending shears within met-basaltic volcanic package. Gold mineralization is associated with grey quartz thin veins, stringers and boudins parallel to the shear fabric.

Exploration, Drilling, Sampling and QA/QC

Historical exploration activities include geochemical and geophysical surveys, geologic mapping, and drilling by various operators in the period 2004 to 2020. The most recent drilling program for the report undertaken by TRX is that from January 2019 to February 2020 in which a total of 17,650m of drilling was carried. This brings the total meterage drilled on the project to about 125,750m to date for the project. The recent drilling included reverse circulation holes and diamond core holes.

The majority of the assays used for the estimate were fire assay at accredited Nesch Mintech Laboratories in Mwanza. The sample preparation, analyses and security procedures implemented by TRX, Nesch Mintech meet standard practices and were monitored using control samples, blanks, certified reference materials duplicates. On the basis of the quality assurances procedures and the quality control put in place at Buckreef it is the opinion of Wenceslaus Kutekwatekwa that the sampling preparation security and analytical procedures used by TRX are consistent with generally accepted industry best practise and are therefore adequate for use in mineral resource estimation and classification of Mineral Resources in accordance with generally accepted CIM standards.

Mineral Processing and Metallurgical Testing

No detailed metallurgical test works have been completed as part of this current mineral resource update study. Virimai’s assumptions on economic recoveries are based on the several previous test-work carried out and reported in previous filling by “SEDAR+”. The test work conducted by MPC and SGS has shown that more than 90% of the gold can be recovered by a combination of gravity concentration and leaching of the tails. The MMSA test work established that 93% of the gold from the oxide ore can be recovered without gravity concentration by carbon-in-pulp leaching. The work established that 85% of the gold from the sulphide can be recovered in a similar manner.

Mineral Resource Estimation

The mineral resource model presented herein represents an updated mineral resource evaluation prepared by Virimai Projects following on the drilling programme of 2019 on the Buckreef Prospect. The Mineral Resources of the other three areas, namely Eastern Porphyry, Tembo and Bingwa, were adopted as reported in the 2018 NI-43- 101 report as there was no additional drilling on the three deposits. The resource estimates of these three deposits are presented in this mineral resource update report without amendments. The Mineral Resource estimate was informed by both the diamond drilling and reverse circulation drilling results using only samples confined within the Mineral Resource wireframes constructed by Virimai Projects in Datamine™ Studio 3 (version 3.21.7164).

In the mineral resource classification Virimai Projects considered that blocks estimated during the first estimation run considering full variogram ranges can be classified in the Measured category and the second estimation run (at one and half times the search volume) can be classified in the Indicated category. In both cases the classification also took into account kriging efficiency through the slope of regression. For these blocks, Virimai Projects considers that the level of confidence is sufficient to allow appropriate application of technical and economic parameters to support mine planning and to allow evaluation of the economic viability of the deposit. Blocks estimated during the third pass considering search neighbourhoods set at twice or more the variogram ranges were appropriately classified in the Inferred category because the confidence in the estimate is insufficient to allow for the meaningful application of technical and economic parameters or to enable an evaluation of economic viability.

The NI 43-101 compliant Mineral Resource estimate as revised by Virimai Projects is shown Table 1.1.

Table 1.1: Buckreef Project March 2020 Mineral Resource

Prospect	Measured			Indicated			Inferred			Total Measured + Indicated
	Tonnes	Grade	In Situ Content	Tonnes	Grade	In Situ Content	Tonnes	Grade	In Situ Content	Tonnes	Grade	In Situ Content
	(Mt)	Au (g/t)	Au (Oz)	(Mt)	Au (g/t)	Au (Oz)	(Mt)	Au (g/t)	Au (Oz)	(Mt)	Au (g/t)	Au (Oz)
Buckreef	19.98	1.99	1,281,160	15.89	1.48	755,120	17.82	1.11	635,540	35.88	1.77	2,036,280
Eastern Porphyry	0.09	1.20	3,366	1.02	1.17	38,339	1.24	1.39	55,380	1.10	1.18	41,705
Tembo	0.02	0.99	531	0.19	1.77	10,518	0.27	1.92	16,461	0.20	1.70	11,048
Bingwa	0.90	2.84	82,145	0.49	1.48	23,331	0.22	1.49	10,541	1.39	2.36	105,477
Total	20.99	2.03	1,367,202	17.59	1.46	827,308	19.55	1.14	717,922	38.57	1.77	2,194,510

# Buckreef has been updated and reported at 0.40 g/t Au block cut-off

#Eastern Porphyry, Bingwa and Tembo Mineral Resources are quoted at 0.50 g/t Au block cut-off as per last update

Exploration Targets

Besides the estimated resources tabulated herein, there are exploration targets within and extending beyond these Mineral Resources. Significant potential lies within the Buckreef Shear Zone that is summarised in Table 1.2. These targets are as such due to the openness of depth and the northeastern strike as well as the consistence of the results from some deep hole drilled to date.

Table 1.2 Exploration targets at the Buckreef Shear Zone

Target Area	Tonnage Range		Grade Range Au (g/t		Ounces Range
	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Northeast Extension	4,000,000	6,000,000	1.40	2.50	180,000	482,300
Main Zone	25,000,000	35,000,000	1.30	1.50	1,045,000	1,688,000

In should be noted that the potential quantity and grade of these exploration targets is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource as per the NI 43-101 reporting standards. The exploration targets include five isolated drill holes and assume projections of mineralized structures to deep levels as well as an extension of the Northeast Zone and are based a continuation of favourable geological conditions that host mineralized structures that have been encountered in shallower drilling of Phase 2 to deep levels below the limits of the current wireframes used in the estimation of the new resources described herein. The exploration targets assume that the extension of the Northeast Zone along strike will be confirmed by additional drilling.

The Phase 3 drilling program is currently underway to further test the continuity of these mineralized structures. Current information from drill holes show high grade intersections including drill-hole BMRCD298 with an intercept average 2.45 g/t from 650 m to 681 m down the hole (NE Extension) and drill-hole BMRCD309 with an intercept average 3.4 g/t from 617 m to 630 m down the hole (Main North).

Mineral Reserves

The last Mineral Reserves estimate for the Buckreef Gold Project are as reported in the last published ITR titled “Amended National Instrument (NI) 43-101 Independent Technical Report Mineral Reserves Estimate and Pre-Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa” (Virimai 2018). No updated Mineral Reserves have been estimated for the Buckreef Gold Project in this current report for Mineral Resources. A new pit optimisation taking into account of the current Mineral Resources update in the Buckreef Gold prospect and the current prevailing economic factors is still to be completed. The mining philosophy for the development of the Buckreef Gold Project still remains that of initial open pit on the Buckreef deposit and possible transitioning into underground mining at depth while it will be purely open pit for the other three smaller deposits as outlined in the ITR (Virimai 2018). The mineral reserves reported in this update report are those in the report titled “Amended NATIONAL INSTRUMENT 43-101 Independent Technical Report Mineral Reserves Estimate and Pre-Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa.” June 2018:

From the published 2014 Venymn Deloitte NI-43-101 compliant Mineral Resource estimate technical report, Virimai Projects essentially overhauled and improved on the original overall mining philosophy have produced a NI-43-101 compliant Mineral Reserve estimate for Buckreef Gold Project based on the original resource block models, achievable mining shapes, mining recovery, mining dilution and open-pit pre-production development cost considerations.

The Buckreef Project Mineral Reserve estimate is based on a gold cut-off grade of 0.37grams per tonne) which has been calculated from the following parameters:

a)	Gold Price (pit shell): US$ 1,300 per oz
b)	Mining Cost: US$19.00 per ton of ore
c)	Process Cost: US$10.24 per ton of ore
d)	G & A Cost: US$1.98 per ton of ore
e)	Recovery: 92.3% for oxides
f)	Recovery 85.0% for sulphides

The Mineral Reserve estimate for the Project is tabulated in Table 1.4.

Table 1.3: Buckreef Project Pit-Design Optimized Mineral & ROM stockpile Reserves as at 26 June 2018

Pits Design Reserves Summary		COG: Oxide & Trans = 0.38, Fresh = 0.41
		Virimai 26th June 2018 Pit Design Reserves Summary
Prospect	Reserves	Tonnes	Grade	In Situ Gold Content
Name	Category	(Mt)	Au (g/t)	Kg	oz
Buckreef	Proven	8,174,415	1.64	13,374	429,985
	Probable	8,174,147	1.40	11,435	367,666
	Waste	160,217,840
Total (Proven + Probable)		16,348,562	1.52	24,809	797,652

Eastern Porphyry	Proven	79,385	1.17	93	2,982
	Probable	976,281	1.03	1,003	32,242
	Waste	9,823,917	0.02
Total (Proven + Probable)		1,055,666	1.04	1,096	35,224
Tembo	Proven	-	-	-	-
	Probable	70,183	2	165	5,312
	Waste	1,354,468	-
Total (Proven + Probable)		70,183	2.35	111	3,582
Bingwa	Proven	1,098,383	2.39	2,366	76,074
	Probable	510,154	1.30	377	12,108
	Waste	10,311,734
Total (Proven + Probable)		1,608,536	2.04	2,743	88,182
Grand Total	Proven	9,352,183	1.72	16,092	517,358
	Probable	9,730,764	1.36	13,265	426,492
	Proven +Probable	19,082,947	1.54	16,749	943,851

Source: Virimai Projects 2018

(1) Mineral Resource is inclusive of Mineral Reserve shapes, mining recovery, mining dilution and open-pit preproduction development costs. Mineral Reserve estimate includes dilution.

(2) Mineral Reserve was estimated using NI43-101F compliant Standards on Mineral Resources and Reserves, Definitions.

(3) Contained metal may differ due to rounding.

The mineral reserve statement for the Buckreef Gold Project is as summarised in table 1.5

Table 1.4: Buckreef Mineral Reserve Statement as at 26 June 2018

		Tonnes	Grade	In Situ Gold Content
		(Mt)	Au (g/t)	Kg	oz
Buckreef Project	Proven -Stockpile	119,726	1.86	223	7,160
	Proven	9,352,183	1.72	16,092	517,358
	Probable	9,730,764	1.36	13,265	426,492
	Mineral Reserves	19,202,673	1.54	29,580	951,010

(1) Mineral Resource is inclusive of Mineral Reserve shapes, mining recovery, mining dilution and open-pit preproduction development costs. Mineral Reserve estimate includes dilution.

(2) Mineral Reserve was estimated using NI43-101F compliant Standards on Mineral Resources and Reserves, Definitions.

(3) Contained metal may differ due to rounding.

Mineral Reserves were calculated from pit design. Full Grade Ore cut-off grade (“FGO”) calculations rely on inputs from this study and other sections of the Buckreef Prefeasibility study. Mineral Reserves are based on a gold price of $1,300/oz for pit design, and cut-off grade 0.38g/t. Inferred Mineral Resources are considered geologically speculative and are not used in project economics, nor are they considered for mining plans. The study is only restricted to open pit mining at this stage with.

Interpretations and Conclusions

TRX has undertaken detailed exploration diamond core drilling and sampling of the Buckreef Gold deposit during the period January 2019 to February 2020 with the aim of upgrading the inferred resources within the pit shell generated by Virimai Projects in 2018 and to test for the mineralisation continuity down dip below the pit shells. These activities have been undertaken by applying industry best standard methods and practices.

Sample collection and preparation has been done using industry best practices and analysis have been undertaken by certified laboratory resulting in results that support the Mineral Resource estimates as fully outlined in Chapter 14 of this update report. In light of the results of this resource update Mr W Kutekwatekwa recommend the advancement of the project to a full feasibility study.

The project has positive attributes that justify the advancement of the project to the next stage. Some of positive attributes of the project which were fully outlined in the Amended ITR of 2018 (Virimai Projects 2018) include the following:

•	Increased inventory of mineral resources in the Buckreef prospect.
•	Metallurgical test work provides favourable indications that optimal gold recoveries can be achieved through cyanidation leaching of both oxides and fresh rock mineralization. Test work of samples of the both oxides and sulphides indicates that recoveries in the order of 92% for oxides and 90% for fresh rock can be achieved.
•	The project can be developed in stages utilizing cash flows from free dig oxides mineralization to capitalize future fresh rock mining and processing of the deposit.
•	The potential for transitioning from open pit to underground exists as indicated from the down dip mineral resources at depth which cannot be accessed through open pit mining.
•	The objective of Virimai's mandate was to prepare an updated mineral resource estimate for the Buckreef Project and prepare a supporting Independent Technical Report (ITR) in compliance with NI43-101and CIM Definition Standards. After conducting a detailed review of all pertinent information and completing the mandate Mr W Kutekwatekwa concludes as follows:
o	The data base supporting the 2020 Mineral Resource Estimate for the Buckreef Gold Project is complete, valid, and up to date (including historical drilling and current drilling 2019 program)
o	The geological and grade continuity of gold mineralization in the Buckreef deposit has been demonstrated and is supported by surface drilling carried out in the area.
o	The mineral resource estimate is considered to be reliable, thorough and based on quality data and reasonable assumptions in accordance with NI43-101 requirements and CIM Definitions Standards.

Recommendations

The project appears to have positive attributes that justify the advancement of the project and in that vein, Mr Wenceslaus Kutekwatekwa would recommend the following:

1.	To continue with the ultra-deep drilling programme to increased inventory of mineral resources down dip and the northeast strike mineralization’s extend in the Buckreef Main in the identified explorations targets.
2.	Complete the metallurgical testing of the fresh rock samples to identify the low costs alternative processing of the ores of the Buckreef Project.
3.	To carry out rock geo-technical studies to see their impact on the pit slope stability and possible underground mining options.
4.	To carry out additional detailed metallurgical test work, on all significant lithological domains, to inform the gold recovery methods and the development of the processing flow sheet.
5.	To recompute the Mineral Reserves on the updated Mineral Resources in this report.
6.	To proceed to the project full Feasibility Study.
7.	To maintain a strict local legal compliance checklist for the project, in order to close any unreasonable political machinations.

Dividends And Distributions

The Company has never paid dividends and does not intend to in the near future.

Description Of Capital Structure

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares. As of August 31, 2023, there were 277,625,317 common shares issued and outstanding.

Common Shares

All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro rata basis, if and when as declared by the board of directors. There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors.

The rights of shareholders cannot be changed without a special resolution of at least 2/3 of the votes cast by the shareholders who voted in respect of the resolution, and separate classes of shareholders are entitled to separate class votes. Any such alteration of shareholder’s rights would also require the regulatory acceptance of the TSX. There are no provisions of the Company’s Articles or Bylaws that would have the effect of delaying, deferring, or preventing a change of control of the Company, and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company (or any of its subsidiaries).

Omnibus Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders at a meeting held on August 16, 2019, subsequently updated and approved by the shareholders on February 25, 2022.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to consider the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”) (collectively, the “Omnibus Plan Awards”).

Options

An Option entitles a holder thereof to purchase a common share at an exercise price set at the time of the grant, which exercise price must in all cases be not less than the Market Price on the date of grant (the “Exercise Price”). Market Price is defined as the greater of the volume weighted average trading price of the common shares on the TSX or NYSE American for the five trading days immediately preceding the date of grant (or, if such common shares are not then listed and posted for trading on the TSX or NYSE American, on such stock exchange on which the common shares are listed and posted for trading as may be selected for such purpose by the Board); provided that, for so long as the common shares are listed and posted for trading on the TSX or NYSE American, the Market Price shall not be less than the market price, as calculated under the policies of the TSX or NYSE American and further provided that with respect to an award made to a U.S. Taxpayer (as defined in the Omnibus Plan), such participant and the number of common shares subject to such Omnibus Plan Award shall be identified by the Board or the Committee (as defined in the Omnibus Plan) prior to the start of the applicable five trading day period (“Market Price”). In the event that such Shares are not listed and posted for trading on any exchange, the Market Price shall be the fair market value of such common shares as determined by the Board in its sole discretion and, with respect to an Omnibus Plan Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code (as defined in the Omnibus Plan).

The term of each Option will be fixed by the Plan Administrator, but may not exceed 10 years from the grant date.

Restricted Share Units

An RSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one common share for each RSU after a specified vesting period determined by the Plan Administrator, in its sole discretion. Upon settlement, holders will receive (a) one fully paid and non-assessable common share in respect of each vested RSU, (b) subject to the approval of the Plan Administrator, a cash payment, or (c) a combination of common shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined by multiplying the number of RSUs redeemed for cash by the Market Price on the date of settlement.

The number of RSUs granted at any particular time will be calculated by dividing (i) the amount of any compensation that is to be paid in the RSUs, as determined by the Plan Administrator, by (ii) the Market Price of a common share on the date of grant.

Deferred Share Units

A DSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one common share for each DSU on a future date, generally upon termination of service with the Company. Upon settlement, holders will receive (a) one fully paid and non- assessable common share in respect of each vested DSU, (b) subject to the approval of the Plan Administrator, a cash payment, or (c) a combination of common shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined with reference to the Market Price in the same manner as with RSUs.

The number of DSUs granted at any particular time will be calculated by dividing (i) the amount of any compensation that is to be paid in the DSUs, as determined by the Plan Administrator, by (ii) the Market Price of a common share on the date of grant.

Performance Share Units

A PSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one common share for each PSU on a future date, generally upon the achievement of certain performance goals within the Company as determined by the Plan Administrator. Upon settlement, holders will receive (a) one fully paid and non- assessable common share in respect of each vested PSU, (b) subject to the approval of the Plan Administrator, a cash payment or (c) a combination of common shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined with reference to the Market Price in the same manner as with RSUs.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

As at August 31, 2023, the Company has (a) stock options outstanding to purchase 15,436,000 common shares at exercise prices ranging from CAD$0.35 to CAD$0.43 and USD$0.45 to USD$0.50 per common share with original terms of 5 years, with the last options expiring on August 28, 2028; (b) 3,473,077 RSUs issued and outstanding; (c) 6,468,230 Other Share-Based Awards issued and outstanding; (d) nil DSUs issued and outstanding; and (e) nil PSUs issued and outstanding

Constraints on Ownership – Canada

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act (Canada) (the “Investment Act”). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was C$5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which as specified in 2023 was any amount in excess of C$1.287 billion. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

Market For Securities

The following table provides the high and low prices, and total volume for the common shares traded on the TSX for the periods indicated (stated in Canadian Dollars):

Period	High	Low	Volume
September 2022 October 2022 November 2022 December 2022 January 2023 February 2023 March 2023 April 2023 May 2023 June 2023 July 2023 August 2023	0.6500 0.6100 0.5300 0.5500 0.6800 0.6700 0.7000 0.7700 0.8100 0.6400 0.6100 0.5800	0.4950 0.4800 0.4450 0.4600 0.4550 0.5400 0.5300 0.6400 0.5900 0.5400 0.5200 0.4750	272,531 151,830 258,079 374,150 656,286 184,786 469,625 678,398 627,626 468,795 248,339 401,457

The following table provides the high and low prices, and total volume for the common shares traded on the NYSE America for the periods indicated (stated in U.S. Dollars):

Period	High	Low	Volume
September 2022 October 2022 November 2022 December 2022 January 2023 February 2023 March 2023 April 2023 May 2023 June 2023 July 2023 August 2023	0.5000 0.4500 0.3885 0.3620 0.5150 0.4968 0.5150 0.5799 0.5970 0.4821 0.4699 0.4310	0.3550 0.3700 0.3300 0.3100 0.3330 0.3962 0.3900 0.4700 0.4405 0.4015 0.3890 0.3550	8,781,463 5,162,290 5,159,730 7,387,073 10,993,405 5,807,802 8,734,326 9,400,390 12,619,140 5,681,606 5,962,346 8,240,079

Prior Sales

The following table sets forth the details of the prior sales of securities of the Company outstanding but not listed or quoted on the marketplace issued during the most recently completed financial year.

Date of Issuance/Grant	Type	Number Issued	Issue/Exercise Price
January 27, 2023(1)	RSUs	160,000	USD$0.49
August 28, 2023(1)	RSUs	2,666,493	USD$0.40
August 28, 2023 (2)	Options	3,075,000	USD$0.45
(1)	RSUs were granted to certain employees and directors to compensate them for their work on the Board or within TRX during the fiscal year ended August 31, 2023 following a competitive market review of director compensation that was conducted by an independent third party. Director RSU grants vest 30 days from grant date. Employee RSU grants were made to compensate employees competitively for the work they perform for TRX. These employee grants vest equally over a 3-year period from grant date.
(2)	Stock Option grants were provided to certain executive officers following a competitive market review of compensation for these roles that was conducted by an independent third party. They are intended to compensate each officer competitively with the Company’s peer group for the work they perform for TRX. Ultimately, the Stock Option grants will only be of value to each officer if TRX’s future share price is above the exercise price of the Stock Options and value is created for TRX shareholders over the long run. Options granted vest equally over a 5-year period from grant to expiry on August 28, 2027.

Escrowed Securities And Securities Subject To Contractual Restriction On Transfer

The Company has no securities currently held in escrow.

Directors And Officers

The following is a list of the Company’s current directors and officers. The directors named below were elected or re-elected by the Company’s shareholders on February 23, 2023, to serve until the next annual meeting of the shareholders of the Corporation or until their successors are elected or appointed. There are no family relationships between the directors and officers.

Name, Municipality of Residence and Position with the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since
Stephen Mullowney Mississauga, Ontario Chief Executive Officer and Director	CEO of the Company since December 2020, former Partner and Managing Director at PricewaterhouseCoopers LLP (“PwC”).	February 2021
Shubo Rakhit(1)(2)(3) Mississauga, Ontario Chairman	Corporate finance professional; previously, Managing Director, Head of Mergers and Acquisition with Echelon Wealth Partners.	March 15, 2021
Dr. Norman Betts(1)(2) Fredericton, New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Accountant Fellow	January 4, 2005
Andrew Cheatle Toronto, Ontario Chief Operating Officer and Director	Mining executive, geoscientist, and director. Mr. Cheatle is currently also a Non-Executive Director of Condor Gold plc and was previously a director of Troilus Gold Corp.	October 29, 2020
Richard J. Steinberg(1)(2) Toronto, Ontario Director	Partner, Fasken Martineau DuMoulin LLP, an international business law firm.	February 25, 2022
Michael Leonard Oakville, Ontario Chief Financial Officer	Chartered Professional Accountant, with extensive experience in corporate global finance and investor relations with Barrick Gold Corporation.	Officer only
Khalaf Rashid Tanzania Senior Vice President	Senior Vice President, Tanzania	Officer only
James E. Sinclair (3) Sharon, Connecticut Former Chair and Director	Former Chair, Director, and CEO of the Company	April 30, 2002 – October 6, 2023
(1)	Member of the Audit & Risk Management Committee. Mr. Betts serves as Chair.
(2)	Member of the Corporate Governance and Nominating Committee. Mr. Rakhit serves as Chair.
(3)	Mr. Sinclair unfortunately passed away on October 6, 2023. Mr. Rakhit was subsequently appointed Chairman of the Board on October 16, 2023.

As at the date hereof, the current directors and executive officers of TRX as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 2,800,034 Common Shares in the aggregate representing approximately 1% of the current outstanding 279,090,734 Common Shares of the Company on a non-diluted basis.

Cease Trade Orders

No director or executive officer of the Company (or any personal holding corporation of such persons) is, or was within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company, including the Company, that:

(i)	was subject to an order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer, or chief financial officer; or
(ii)	was subject to an order (as defined below) that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer, or chief financial officer.

For the purposes of the above disclosure, “order” means:

(i)	a cease trade order;
(ii)	an order similar to a cease trade order; or
(iii)	an order that denied the relevant company access to any exemption under securities legislation;

that was in effect for a period of more than thirty consecutive days.

Penalties or Sanctions

Within the past 10 years no directors or executive officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (or any personal holding corporation of such persons), has been subject to:

(a)	any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

Other than as set out below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect control of the Company (or any personal holding corporation of such persons):

(i)	is at the date hereof, or has been within the last ten years, a director or executive officer of any company that while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or
(ii)	has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflicts of Interest

Except as otherwise stated in this Annual Report, there is no existing material conflict of interest between the Company or its subsidiaries and a director or executive officer of the Company or its subsidiaries. However, certain directors and officers of the Company are and may continue to be involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company. As required by law, each of the directors of the Company is required to act honestly, in good faith and in the best interests of the Company. Any conflicts which arise shall be disclosed by the directors and officers in accordance with the Business Corporations Act (Alberta) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed on them by law.

Audit Committee

A copy of the Audit & Risk Management Committee Charter is attached hereto as Schedule “A”. A description of the responsibilities, powers and operation of the Audit & Risk Management Committee can be found therein.

Following are the members of the Audit & Risk Management Committee:

Norman Betts (Chair)	Independent (1)	Financial expert (3)
Shubo Rakhit	Independent (1)	Financially literate (2)
Richard Steinberg	Independent (1)	Financially literate (2)

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
(3)	An Audit Committee Financial Expert must possess five attributes: (i) an understanding of GAAP and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

Dr. Norman Betts, Ph.D., FCPA, FCA, TRX Director

Dr. Betts’ is a seasoned professional whose 30 year plus career has spanned the private sector, academia and public service. As a Fellow Chartered Accountant (FCA; FCPA) and member of the Institute of Corporate Director's (ICD.D), he has served on the boards of the Bank of Canada, Export Development Canada, Tembec Inc, Starfield Resources, and Minacs Inc, among others. He holds a PhD (1991) in Management (Accounting and Finance) from Queen’s University and retired as a Professor in the Faculty of Business Administration at the University of New Brunswick in June 2019. From 1999-2003 Dr. Betts served as a Member of the Legislative Assembly of the Province of New Brunswick and held portfolios including Minister of Finance and Minister of Business New Brunswick. He is currently an active director and chairs the audit committees of Mimi’s Rock Inc, Adex Mining Inc, 49 North Resources Inc and is a director of Intellipharmaceutics. Dr. Betts is 69 years old and lives in Fredericton, New Brunswick. He devotes approximately 10% of his time to the affairs of the company.

Shubo Rakhit, CPA, CA, TRX Chairman and Buckreef Gold Director

Mr. Rakhit has had a prominent career as a leading corporate finance professional, highly respected strategist, and sought after trusted advisor. His 30+ year career has included positions at several large investment banks and advisory firms including Canada’s major bank owned investment banks, BofA Securities, KPMG Corporate Finance and Echelon Wealth Partners where he most recently served as Managing Director, Head of Mergers and Acquisitions (“M&A”). Mr. Rakhit’s distinguished career includes leading over $90B of M&A transactions, and over $100B of global capital markets issuance including many complex strategic and capital solutions, that has also encompassed mining companies. Mr. Rakhit has an undergraduate degree from Western University and Graduate Degree in Public Accountancy from McGill University. Mr. Rakhit, age 63, devotes 15% of his time to the business and affairs of the Company.

Richard Steinberg, LLB, TRX Director

Mr. Steinberg is a Partner of Fasken Martineau DuMoulin LLP, an international business law firm, where Mr. Steinberg’s practice focuses on mergers and acquisitions and corporate finance. He advises targets, buyers and investors in both solicited and unsolicited transactions, with a particular expertise in cross-border transactions. Mr. Steinberg’s corporate finance practice is focused on structured and cross-border financings, with extensive experience acting for both underwriters and issuers. He is the former Chair of Fasken’s Securities and Mergers & Acquisitions Group. Mr. Steinberg’s securities and mergers and acquisitions expertise is recognized by Best Lawyers in Canada, Canadian Legal Lexpert Directory, and others. Mr. Steinberg holds an LLB from the University of Toronto and a BA from Columbia University. Mr. Steinberg, age 64, devotes approximately 10% of his time to the business and affairs of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), Section 3.2 (Initial Public Offerings), Section 3.4 (Events Outside Control of Member), Section 3.5 (Death, Disability or Resignation of Audit Committee Member), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Nor has the Company relied on Section 3.3(2) (Controlled Companies), Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), or Section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Audit Committee Oversite

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit & Risk Management Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit & Risk Management Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance the provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit & Risk Management Committee is authorized to approve in writing any non-audit services or additional work which the Chair of the Audit & Risk Management Committee deems is necessary, and the Chair will notify the other members of the Audit & Risk Management Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The following summarizes the significant professional services rendered by Dale Matheson Carr-Hilton Labonte LLP for the year ended August 31, 2023, and 2022.

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2023	C$293,000	Nil	Nil	Nil
2022	C$191,000	Nil	Nil	Nil

Promoters

The Company did not retain the services of any promoters within the two most recently completed financial years.

Legal Proceedings And Regulatory Actions

Legal Proceedings

On April 14, 2021, a Statement of Claim was issued in connection with contractual dispute by Ulrich Rath and Focus-Rath & Associates Ltd., naming as defendants the Company. The Statement of Claim alleges contractual damages owing to both Ulrich Rath and Focus-Rath & Associates Ltd. in the amount of approximately $2 million in cash and shares of the Company. The Company believes the allegations in the claim to be meritless and has retained Miller Thomson LLP as its legal counsel. The Company served a Statement of Defence and Counterclaim on July 7, 2021 against Ulrich Rath and Focus-Rath & Associates Ltd. in the amount of approximately $11.6 million for negligence and breach of contract. The outcome is not determinable at this time, however, the Company intends to pursue a vigorous defense of such claim. The Company is of the opinion that the outcome of this litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued.

Regulatory Actions

There are no (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during its most recently completed financial year; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision in the Company; or (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during its most recently completed financial year.

Interest Of Management And Others In Material Transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

The Company entered into the following transactions with related parties within the three most recently completed financial years (expressed in Thousands of US Dollars):

Year ended August 31,	2023	2022	2021
Consulting [1,2]	$-	$-	$46

1.	During the year ended August 31, 2022 consulting services with related parties were $nil. During the year ended August 31, 2021, consulting and website/data back-up services were provided by Giancarlo Volo, the Company’s former Director of Operations – Africa, and companies related to him (2023 - $nil, 2022 - $nil, 2021 - $21). Effective May 31, 2021, these related party services were discontinued and a new arm’s length party was engaged to provide these website and data back-up services prospectively.
2.	During the year ended August 31, 2022 consulting services with related parties were $nil. During the year ended August 31, 2021, consulting services were provided by a company controlled by Ulli Rath, a former Director of the Company (2023 - $nil, 2022 - $nil, 2021 - $25).

Remuneration of Directors and key management personnel of the Company was as follows:

Year ended August 31,	2023	2022	2021
Remuneration[1]	$2,135	$2,085	$1,695
Share based payments	$2,148	$3,078	$2,933
Total	$4,283	$5,163	$4,628
1.	Remuneration includes salaries and benefits for certain key management personnel and director fees. During the year ended August 31, 2021, renumeration also includes sign-on bonuses for certain key management personnel. Certain members of the board of directors have employment or service contracts with the Company. Directors are entitled to director fees and share based payments for their services and officers are entitled to cash remuneration and share based payments for their employment services.

As of August 31, 2023, included in trade and other payables is 0.4 (August 31, 2022 - $0.2 million, August 31, 2021 - $0.5 million) due to related parties with no specific terms of repayment.

As at August 31, 2022, the Company has a receivable of nil (August 31, 2022 - $ nil, August 31, 2021 - $nil) from an organization associated with the Company’s former President and CEO and other current directors.

During the year ended August 31, 2023, the Company granted stock options to key management personnel and RSUs to directors as part of the Omnibus Equity Incentive Plan in the aggregate of:

a)	3.1 million stock options having a value of $0.5 million on the grant date.
b)	1.2 million RSUs having a value of $0.5 million on the grant date.

During the year ended August 31, 2023, $0.7 million for the stock options was recognized as a compensation expense (2022 - $0.4, 2021 – $nil) and $0.2 million for the RSUs was recognized as a compensation expense (2022 - $0.1, 2021 – $nil).

During the year ended August 31, 2021, the Company granted common shares upon hiring key management personnel in the aggregate of:

a)	1.56 million common shares having a fair market value of $1.1 million on the respective start dates of the key Management (December 1, 2020 to May 18, 2021).
b)	Common shares on the first, second and third anniversary dates of the greater of up to 2.02 million, 3.55 million and 2.82 million common shares; or common shares having a fair market value of to $1.4 million, $2.5 million and $2.0 million provided that 80% of such issuance shall be guaranteed and 20% shall be subject to certain financial milestones to be determined by the Board of Directors respectively.

The common shares had a value of $7.0 million at grant date that is amortized over the service period. During the year ended August 31, 2023 $1.3 million was recognized as an expense (August 31, 2022- $2.5 million, August 31, 2021- $2.9 million).

Transfer Agents and Registrars

The common shares of the Company are listed on the TSX under the symbol “TNX” and on the NYSE American LLC (“NYSE American”) under the symbol “TRX”. Odyssey Trust Company is the registrar and transfer agent for the Company’s common shares and is located at 409 Granville Street, Suite 350, Vancouver, BC, Canada, V6C 1T2.

Material Contracts

The following are the material contracts of the Company (other than contracts in the ordinary course of business) entered into within the last financial year, or before the last financial year if the material contract is still in effect.

Date	Particulars
May 12, 2023	At The Market Offering Agreement with H.C. Wainwright & Co., LLC as Lead Agent and Roth Capital Partners, LLC as Co-Agent, pursuant to which the Company, at its sole discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $10 million. To date, no shares have been sold under the At The Market Offering Agreement.
April 25, 2022	Drilling services agreement with STAMICO for a 2-year period to supply Reverse Circulation (RC) and Diamond Drilling (DD) services to Buckreef Gold in Tanzania. The contract allows for drilling of 10,000 meters based on standard market drilling rates per meter in Tanzania. The schedule of drilling meters is subject to change per project requirements and an addendum is required to extend the contract.
January 13, 2022	Purchase agreement with Lincoln Park. Under the terms of the purchase agreement, TRX Gold, in its sole discretion, has the right from time to time over a 36-month period to sell up to $10 million of its shares to Lincoln Park, subject to certain conditions. TRX Gold controls the timing and amount of any sales to Lincoln Park, and Lincoln Park is obligated to make purchases in accordance with the purchase agreement. Any common shares that are sold to Lincoln Park will occur at a purchase price that is based on prevailing market prices at the time of each sale and with no upper limits to the price Lincoln Park may pay to purchase common shares.

Interests Of Experts

Information of a scientific or technical nature in respect of the Buckreef Gold Mine Project is included in this AIF based on the Updated Mineral Resource Estimate for the Buckreef Gold Mine Project dated May 15, 2020, prepared by Wenceslaus Kutekwatekwa and Dr. Frank K Crundwell of Virimai, who are all independent Qualified Persons. To the best of the Company's knowledge, after reasonable inquiry, as of the date hereof, the aforementioned individuals and their firms do not beneficially own, directly or indirectly, any Common Shares.

Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, the auditors of the Company, prepared an auditors' report to the shareholders of the Company on the statement of financial position of the Company for the year ended August 31, 2023, and the statements of loss and comprehensive loss, cash flows and changes in shareholders' equity for the year ended August 31, 2023. Dale Matheson Carr-Hilton Labonte LLP has advised that it is independent with respect to the Company within the meaning of the rules of Professional Conduct of Chartered Professional Accountants of Ontario.

Additional Information

Additional information on the Company may be found on the Company’s website at www.trxgold.com or under the Company’s profile on SEDAR+ at www.sedarplus.ca. Additional financial information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of security holders that involved the election of directors.

Additional financial information is provided in the Company’s most recent financial statements and the management discussion and analysis for its most recently completed financial year.

SCHEDULE “A”

AUDIT & RISK MANAGEMENT COMMITTEE CHARTER

Audit & Risk Management Committee Charter

Introduction

The primary responsibility of the Audit Committee and Risk Management Committee (the “Committee”) is to oversee TRX Gold Corporation’s (“TRX” or the “Company”) financial reporting process on behalf of the Company’s Board of Directors (the “Board”) in order to assist the directors of the Company in meeting their responsibilities with respect to financial reporting by the Company.

Management is responsible for the preparation, presentation and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company's annual financial statements.

This charter governs the operations of the Committee is established as a standing committee of the Board. It sets out the functions and responsibilities of the Committee and details the manner in which the Committee will operate.

Purpose and Power

1.	The purpose of the Committee is to provide assistance and support to the Board in its review and oversight of:

a)	the integrity and quality of the Company's financial statements and financial reporting processes and systems;

b)	the adequacy and integrity of the Company’s risk management framework and the effectiveness of the Company’s internal control structure;

c)	the internal audit function (to the extent that it currently exists or may be implemented in the future);

d)	the external audit function, including the performance and independence of the external auditor;

e)	the Company’s related party transactions; and

f)	the Company's compliance with legal and regulatory requirements in relation to the above.

2.	In discharging its role, the Committee:

a)	may investigate any matter brought to its attention;

b)	has full access to all books, records and facilities of the Company and may seek any explanation or information from any employee of the Company or any external party;

c)	may obtain legal, financial or other professional advice as necessary or appropriate;

d)	may require the attendance of any the Company employee at Committee meetings; and

e)	may implement policies and procedures in accordance with its Purpose.

Duties and Responsibilities

1.	Specific duties and responsibilities: The Committee's duties and responsibilities in discharging its review and oversight role are set out in the attached Schedule “A” (which forms part of this charter).

2.	Financial reports: The Board is responsible for the Company's financial reports including the appropriateness of accounting policies and principles that are selected by management and used by the Company.

3.	Audit: While the Committee has the duties and responsibilities set out in this charter, it is not the duty of the Committee to plan or conduct audits or reviews. The external auditor is responsible for auditing the Company's financial reports and for reviewing the Company's unaudited financial reports.

Membership

1.	The Committee will be appointed by the Board and will comprise:

a)	only non-executive directors as members;

b)	at least three members who have diverse complementary backgrounds and the majority of whom are assessed to be independent;

c)	a Chairman who is:

(i)	appointed by the Board;

(ii)	one of the independent directors; and

(iii)	not the Chairman of the Board.

d)	members who are financially literate or become financially literate within a reasonable period of time after appointment;

e)	at least one member who has accounting and/or related financial management expertise as determined by the Board; and

f)	at least one member who has experience in, and an understanding of, the oil and gas industry.

2.	Removal from the Committee can occur in the following situations:

a)	The Board may remove or replace Committee members by ordinary resolution;

b)	Committee members may withdraw as a member of the Committee by written notification to the Board; and

The effect of ceasing to be a director of the Company is automatic removal as a Committee member.

Education

The Company is responsible for providing:

a)	new Committee members with appropriate orientation briefings and educational opportunities relating to the work required of the Committee; and

b)	the Committee with educational resources relating to financial reporting processes, financial topics pertinent to the Company, risk management resources and such other materials as may be requested by the Committee.

To the extent necessary, the Company will assist the Committee in maintaining appropriate financial and risk management literacy.

Committee members may advise the Company of topics or issues of interest or concern which may be relevant to their education.

Funding and Resources

The Company will provide appropriate funding, as determined by the Committee, for:

a)	compensation to the Company's external auditors and any other public accounting firm engaged for the purpose of preparing or issuing an audit report or performing any other audit or review for the Company;

b)	compensation of any risk management, legal, financial or other professional advisers employed by the Committee; and

c)	ordinary administration expenses of the Committee that are necessary or appropriate in carrying out its duties.

Administration

1.	Meetings:

a)	Any Committee member may convene a Committee meeting, including at the request of an internal or external auditor;

b)	A Committee meeting may also be convened by the Company’s Corporate Secretary if requested to do so by a Committee member; and

c)	Reasonable notice must be given to every Committee member of every Committee meeting, however acknowledgment of receipt of notice by all members is not required before the meeting can be validly held. All Committee members, relevant senior management and internal and external auditors have the right to contribute to the agenda for any Committee meeting.

2.	Proceedings:

a)	Proceedings, meetings and resolutions of the Committee will be governed by the provisions of the constitution of the Company applying to proceedings, meetings and resolutions of the Board so far as they can and with any necessary changes, except to the extent that they are contrary to any directions of the directors.

3.	Frequency of meetings:

a)	The Committee will meet at least two times per year or more frequently as required.

4.	Quorum:

a)	A quorum consists of two members.

5.	Minutes:

a)	The Company Secretary must prepare draft minutes for each Committee meeting, and promptly following the Committee meeting provide them to the Chairman for review; and

b)	Once the draft minutes have been reviewed by the Chairman, the draft minutes are to be circulated to the full Committee for their review and/or approval. Once approval of the minutes from each Committee Member has been received, the minutes are to be executed by the Chairman. The minutes are to be reproduced at the next Committee meeting.

6.	Attendees:

a)	Directors may attend any meeting of the Committee;

b)	The CEO, members of senior management and any other the Company employee may be invited to attend any meeting of the Committee. However, if any person invited to attend any meeting of the Committee has a material personal interest in a matter that is being considered at a Committee meeting, he or she must not be present at the consideration of that matter;

c)	Representatives from the internal (if any) and external auditors will also regularly be invited to attend Committee meetings, though not necessarily for their full duration;

d)	Professional advisers will be solely appointed and instructed by the Committee. They will be advisers to the Committee and will not receive a standing invitation to attend meetings; and

e)	The Company’s Corporate Secretary must attend all meetings of the Committee.

7.	No Management:

a)	At least annually, the Committee will meet with representatives of the internal (if any) and external auditors without management present to discuss any matters the Committee and/or the auditors consider relevant to the duties and responsibilities of the Committee.

Reporting

The Committee will on a timely basis:

1.	Through the Chairman:

a.	update the Board about Committee activities (including the Committee's review and discussion of matters with management and the internal, if any, and/or external auditor) and make recommendations; and

b.	ensure the Board is aware of matters that may significantly impact the financial reporting of the Company or the operations, condition or status of its business; and

2.	Through the Company’s Corporate Secretary:

a.	to the extent practicable, include copies of the minutes of each Committee meeting in the papers for the next full Board meeting after each meeting of the Committee; and

b.	make available minutes, agenda and supporting papers to any director upon request, providing no conflict of interest exists.

Evaluation

1.	The Committee will annually:

(a)	assess the performance, qualifications and membership of the Committee as a whole;

(b)	review the effectiveness and contents of this charter to determine its adequacy for current circumstances; and

(c)	confirm that all duties and responsibilities in this charter have been addressed.

2.	The Committee may make recommendations to the Board in relation to the Committee's membership, authority, duties, responsibilities or otherwise.

ADOPTED AND APPROVED by the Committee and the Board on July 13, 2022.

Schedule “A”

Audit and Risk Management Committee Charter

Duties and Responsibilities

Understanding the Business

•	Ensuring that the Committee understands the Company's structure, operations and types of transactions in order to adequately assess and report on the reliability and integrity of the Company's financial reports, the Company's information gathering and financial reporting processes, the Company's internal control structure, the Company's compliance with accounting, audit and financial reporting obligations and ensure that it can adequately assess the significant risks faced by the Company.

Financial Reporting

•	Reviewing and discussing with management and the external auditor the half-yearly and annual financial reports (including notes and other disclosures) and recommending to the Board whether the financial reports should be approved. This includes discussing any management judgements and accounting estimates in the reports, financial report presentation, off-balance sheet exposures and any adjustments which may arise from the review or audit.

•	Reviewing the accounting policies and principles selected by management and used by the Company including any changes in law, accounting standards and practices, and TSX and NYSE American Listing Rule requirements. This includes discussing with management and the external auditor the application, appropriateness and acceptability of policies, principles and standards to the Company's financial reports and, in particular, any alternative treatments of financial information.

•	Reviewing the external audit of the Company's financial reports and discussing with the external auditor significant findings in the conduct of their audit and management's response to those findings. This includes any findings of the external auditor on the adequacy and effectiveness of the Company's internal control structure, difficulties with accessing information or employees, and difficulties or disputes with management on any aspect of the audit or review.

•	Reviewing management’s processes for ensuring that information contained in analyst briefings and press announcements is consistent with published financial information and is balanced and transparent.

•	Reviewing the Company's internal control structure (particularly its policies and procedures to identify, monitor and manage financial risks) and receiving and reviewing any reports on the internal control structure.

•	Discussing with management and the external auditor any correspondence with governmental or regulatory bodies and any published records which raise material issues regarding the Company's financial reporting.

•	Receiving and referring to the Board any reports and recommendations from the Company's Legal Manager on significant legal, compliance or regulatory matters that may have a material effect on the Company's financial reports.

Risk Management

•	Comprehensively reviewing and assessing the risk management policy and framework at least every two years.

•	Reviewing and assessing the corporate risk management framework for identifying, monitoring and managing significant business risks. This should include the security of computer systems and applications, including website information, and contingency plans for processing financial information in the event of a system breakdown or to protect against computer fraud or misuse.

•	Reviewing the effectiveness of the system for monitoring compliance with laws, regulations, internal policies and industry standards and the results of management’s investigation and follow up of fraudulent acts or non-compliance.

•	Considering the effectiveness of the Company’s internal control structure.

•	Reviewing the adequacy of the Company’s insurance program.

•	Review the findings of any examinations by regulators.

•	Reviewing compliance with the Company’s business ethics related policies including the Policy for Business Conduct and the Whistleblower Policy.

•	Receiving and referring to the Board any reports and recommendations from the Company's Risk Manager, Corporate Secretary or Legal Manager on significant legal, compliance or regulatory matters that may have a material effect on the Company's risk management framework and internal control structure, or its strategy, operations or reputation.

External Auditor Appointment

•	Making recommendations to the Board on the appointment, reappointment or replacement (subject, if applicable, to shareholder approval), remuneration, terms of engagement, monitoring of the effectiveness, and the independence of the external auditor, including the resolution of any disagreements between management and the external auditor regarding financial reporting.

•	Reviewing each year the scope and approach of the external audit with the external auditor including identified risks, issues or concerns and any additional agreed upon procedures.

•	Reviewing the external auditor's fee and being satisfied that an effective, comprehensive and complete audit can be conducted for that fee.

Non-audit Services

•	Ensuring that the external auditor does not perform any non-audit/assurance services that may impair or appear to impair the external auditor's judgement or independence in respect of the Company.

Assessment of the External Audit

•	Obtaining and reviewing a report by the external auditor describing (or meeting, discussing and documenting the following with them):

▪	the external auditor's internal quality control procedures;

▪	any material issues raised by the most recent internal quality control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the last five years, in respect to one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and

▪	all relationships between the external auditor and the Company (to assess the auditor's independence).

•	Setting clear hiring policies for employees or former employees of the external auditor in order to prevent the impairment or perceived impairment of the external auditor's judgement or independence in respect of the Company, consistent with standards of auditor independence contained in the Business Corporations Act (Alberta).

Independence of the External Auditor

•	Reviewing and assessing the independence of the external auditor including, but not limited to, any relationships with the Company or any other entity that may impair or appear to impair the external auditor's judgment or independence in respect of the Company or the quality of the audit services provided.

•	Advising the Board whether the Committee is satisfied that the provision of non-audit services is compatible with external auditor independence standards, as required by the Business Corporations Act (Alberta).

External Financial Reporting

•	Considering the financial reports and other information required by the NYSE Listing Rules prior to the filing of these with NYSE.

•	Considering all representation letters signed by management.

Whistleblower Policy

•	With regard to the Company’s Whistleblower Policy (the “Whistleblower Policy”), the Committee shall:

▪	review periodically and recommend to the Board any amendments to the Whistleblower Policy and monitor the procedures established by management to ensure compliance;

▪	review actions taken by management to ensure compliance with the Whistleblower Policy and its response to any violations; and

▪	review all reports received pursuant to the Whistleblower Policy and investigate each complaint and take appropriate action within the guidelines set forth in the Whistleblower Policy.

Complaints

•	Overseeing the procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Internal Audit (to the extent that the Company has or implements an internal audit function)

•	Overseeing the retention (and termination where necessary), tasking, independence and resourcing of the internal auditor.

•	Reviewing the internal audit plan each year and monitoring the progress of the internal auditor against that plan and evaluating its performance.

•	Ensuring that the effectiveness of the internal auditor is not constrained or affected by any restrictions of access to information, management or employees.

•	Reviewing reports from the internal auditor and monitoring management's response to key findings and recommendations of the internal auditor.

Other

•	Reviewing related party transactions.

•	Reviewing the tax affairs and compliance with tax regulations of the group.